       As filed with the Securities and Exchange Commission on June 23, 1997
                                                      Registration No. 333-19481
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             Amendment No. 2
                                      to
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                            -----------------------
                                WORLDCORP, INC.
            (Exact name of registrant as specified in its charter)

          Delaware                    4522                  94-3040585
       (State or other          (Primary Standard         (I.R.S. Employer
        jurisdiction               Industrial           Identification Number)
      of incorporation or   Classification Code Number)
       organization)

                            13873 Park Center Road
                                   Suite 490
                            Herndon, Virginia 20171
                                (703) 834-9200
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                             Walter M. Fiederowicz
                               President and CEO
                            13873 Park Center Road
                                   Suite 490
                            Herndon, Virginia 20171
                                (703) 834-9200
           (Name, address, including Zip Code, and telephone number,
                  including area code, of agent for service)
                 The Commission is requested to send copies of
                            all communications to:

                                David M. Carter
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                           Richmond, Virginia  23219
                            -----------------------
  Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                            -----------------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment.  A        +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may + +offers to buy be accepted prior to the time the registration statement becomes+ +effective. This prospectus shall not constitute an offer to sell or the +
+solicitation of an offer to buy nor shall there be any sale of these          +
+securities in any State in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such State.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                SUBJECT TO COMPLETION, DATED JUNE 23, 1997
                       O F F E R   T O   E X C H A N G E

                                ALL OUTSTANDING
                       10.00% SENIOR SUBORDINATED NOTES
                            DUE SEPTEMBER 30, 2000
                  ($10,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                                      FOR
                       10.00% SENIOR SUBORDINATED NOTES
                            DUE SEPTEMBER 30, 2000
                                      OF
                                WORLDCORP, INC.
                                ---------------

                              THE EXCHANGE OFFER
               WILL EXPIRE AT 5:00 P.M., HERNDON, VIRGINIA TIME,
                    ON             , 1997, UNLESS EXTENDED
                                ---------------
  WorldCorp, Inc., a Delaware corporation (the "Company" or "WorldCorp"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal," and together with this Prospectus, the "Exchange Offer"), to exchange $1,000 principal amount of its 10.00% Senior Subordinated Notes due September 30, 2000 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for each $1,000 principal amount of the outstanding 10.00% Senior Subordinated Notes due September 30, 2000 (the "Old Notes") of the Company, of which $10,000,000 principal amount is outstanding. The New Notes and the Old Notes are collectively referred to herein as the "Notes."

  WORLDCORP HAD $15.0 MILLION OF SENIOR INDEBTEDNESS OUTSTANDING, $65 MILLION OF SUBORDINATED INDEBTEDNESS OUTSTANDING, $10 MILLION OF OLD NOTES OUTSTANDING AND NO FIRM ARRANGEMENTS TO ISSUE ANY SIGNIFICANT SUBORDINATED INDEBTEDNESS, IN EACH CASE AS OF MARCH 31, 1997. THE COMPANY'S TOTAL INDEBTEDNESS AND TOTAL CAPITALIZATION AS OF MARCH 31, 1997, WERE $203.1 MILLION AND ($39.5) MILLION, RESPECTIVELY. THE COMPANY CURRENTLY HAS APPROXIMATELY $65 MILLION OF OUTSTANDING INDEBTEDNESS TO WHICH THE NEW NOTES WOULD BE SENIOR. THE INDENTURE DOES NOT LIMIT THE COMPANY'S ABILITY TO SECURE SENIOR INDEBTEDNESS.

  The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange
Offer expires, which will be             , 1997, unless the Exchange Offer is
extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for payment. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Purchase Agreement (as defined herein). See "The Exchange Offer." Old Notes may be tendered only in denominations of $1,000 and integral multiples thereof.

  The New Notes will be obligations of the Company entitled to the benefits of the Indenture (as defined herein). The form and terms of the New Notes are the same in all material respects as the form and terms of the Old Notes except that
(i) the New Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof (other than as provided below),
(ii) the New Notes will be issued free from any covenant regarding registration, and (iii) the New Notes will be subject to the requirements of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and therefore will be issued under an Indenture (as defined herein) that provides for various rights and benefits of the holders of the New Notes to be exercisable, received and coordinated through a Trustee (as defined herein) in the manner required by the Trust Indenture Act. See "The Exchange Offer."

  See "Risk Factors" beginning on page 16 for a discussion of certain factors that should be considered by prospective investors.
                             -----------                (Continued on Next Page)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                --------------

                 The date of this Prospectus is June __, 1997.

(Continued from Cover Page)

  The New Notes will bear interest from March 31, 1997. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from March 31, 1997 to the date of the issuance of the New Notes. Interest on the New Notes is payable semi-annually on September 30 and March 31 in each year, commencing September 30, 1997, and at maturity and shall be computed on the basis of a 360-day year or twelve 30-day months. Interest shall accrue from March 31, 1997, at a rate of 10.00% per annum. The New Notes will be unsecured senior subordinated obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company.

  The Notes may be declared due prior to their expressed maturity date, voluntary prepayments may be made thereon and certain prepayments are required to be made thereon, all in the events, on the terms and in the manner provided in the Indenture. Such prepayments include (i) certain required sinking fund payments on September 30, 1998 and September 30, 1999, (ii) certain required prepayments upon the occurrence of certain events specified in the Indenture, and (ii) certain optional prepayments. The principal of the Notes may not be prepaid prior to the expressed maturity date except as provided in the Indenture.

  The Old Notes are, and the New Notes will be, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company.

  The Old Notes were issued and sold on September 30, 1996, in transactions not registered under the Securities Act, in reliance upon the exemption provided in
Section 4(2) of the Securities Act and the rules promulgated thereunder. Accordingly, the Old Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered hereunder in order to satisfy certain of the obligations of the Company under the Purchase Agreement relating to the registration of the New Notes under the Securities Act. See "The Exchange Offer -- General." The Company is making the Exchange Offer in reliance upon an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in a series of no-action letters issued to third parties. See Exxon Capital Holdings Corp. (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). Based on such interpretation, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such New Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes. However, the Company has not sought, and does not intend to seek, its own no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal relating to the Exchange Offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Each broker-dealer that receives New Notes from the Company in the Exchange Offer and not as a result of market-making or other trading activities, in the absence of an exemption, must comply with the registration requirements of the Securities Act. The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus and any amendment or supplement to this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  The Company will not receive any proceeds from this offering, and no underwriter is being utilized in connection with the Exchange Offer.

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

  The New Notes are a new issue of securities for which there is currently no trading market. Any Old Notes not tendered or accepted in the Exchange Offer will remain outstanding. If the New Notes are traded after their initial issuance, they may trade at a discount from their principal amount, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for, the Company. There can be no assurance as to the development or liquidity of any market for the Old Notes and the New Notes. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material can also be obtained from the Commission's Web site at http://www.sec.gov. Such information may also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are hereby incorporated by reference into this
Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, all filed pursuant to Section 13 or 15(d) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Investor Relations, WorldCorp, Inc., 13873 Park Center Road, Suite 490, Herndon, Virginia 20171 (telephone: (703) 834-9200).

     UNTIL _________, 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM INVESTOR RELATIONS,

WORLDCORP, INC. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST SHOULD BE MADE NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

     NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.



                               TABLE OF CONTENTS

                                                                  Page
                                                                  ----
AVAILABLE INFORMATION............................................   2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................   2
PROSPECTUS SUMMARY...............................................   4
RISK FACTORS.....................................................  16
USE OF PROCEEDS..................................................  34
THE EXCHANGE OFFER...............................................  34
DESCRIPTION OF OLD NOTES.........................................  40
DESCRIPTION OF NEW NOTES.........................................  40
CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES.................  48
PLAN OF DISTRIBUTION.............................................  51
VALIDITY OF NEW NOTES............................................  52
EXPERTS..........................................................  52

                              PROSPECTUS SUMMARY

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995:

  WorldCorp desires to take advantage of the new "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. WorldCorp wishes to caution readers that this Exchange Offer contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including risk factors disclosed in the Company's Form 10-K for the fiscal year ended December 31, 1996 and those discussed in "Risk Factors." See "Risk Factors." These risks could cause the Company's actual results for 1997 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company.

                                  The Company

  WorldCorp was organized in March 1987 to serve as the holding company for World Airways, Inc., a Delaware corporation ("World Airways"), which was organized in March 1948 and is the predecessor to WorldCorp. WorldCorp owns positions in companies that operate in two distinct business areas: aviation services (through World Airways) and consumer telecommunications, electronic commerce, and interactive services (through InteliData Technologies Corporation ("InteliData"), a newly-formed Delaware corporation and successor by merger to US Order, Inc., a Delaware corporation ("US Order") and Colonial Data Technologies Corporation, a Delaware corporation ("Colonial Data")). WorldCorp owns its stock in InteliData through WorldCorp Investments, Inc., a Delaware corporation and wholly owned subsidiary of WorldCorp ("WorldCorp Investments" and, together with WorldCorp, "WorldCorp" or the "Company").

  In February 1994, pursuant to an October 1993 agreement, WorldCorp sold 24.9% of its ownership in World Airways to Malaysian Helicopter Services Berhad ("MHS"), a Malaysian aviation company. Effective December 31, 1994, WorldCorp increased its ownership in World Airways to 80.1% through the purchase of 5% of World Airways common stock held by MHS. In October 1995, World Airways completed an initial public offering in which 2,000,000 shares of its common stock were issued and sold by World Airways and 900,000 shares were sold by WorldCorp. As of March 31, 1997, WorldCorp and MHS owned approximately 61.6% and 17.7%, respectively, of the outstanding common stock of World Airways.

  In June 1995, US Order completed an initial public offering whereby 3,062,500 shares of its common stock were issued and sold by US Order, and 1,365,000 shares were sold by WorldCorp. On November 7, 1996, US Order and Colonial Data were each merged (the "Merger") with and into InteliData. As a result of the Merger, as of March 31, 1997, WorldCorp owned approximately 28.9% of the outstanding common stock of InteliData (the "InteliData Common Stock").

  The principal executive offices of WorldCorp are located at Washington Dulles International Airport in The Hallmark Building, 13873 Park Center Road, Herndon, Virginia 20171. WorldCorp's telephone number is (703) 834-9200.

                                 World Airways

  World Airways is a leading global provider of long-range passenger and cargo air transportation outsourcing services to major international airlines under fixed rate, multi-year contracts. Airline operations account for 100% of World Airways' operating revenue and operating income. World Airways' passenger and freight operations employ 13 wide-body aircraft which are currently operated under contracts, primarily with Pacific Rim airlines. These contracts generally require World Airways to supply aircraft, crew, maintenance and insurance ("ACMI" or "wet lease"), while World Airways' customers are responsible for a large portion of the other operating costs, including fuel. World Airways' airline customers have determined that outsourcing a portion of their wide-body passenger and cargo requirements can be less expensive, and offer greater operational and financial flexibility, than purchasing new aircraft and additional spare parts required for such aircraft. World Airways also leads a contractor teaming arrangement that is one of the largest suppliers of commercial aircraft to the United States Air Force's Air Mobility Command ("U.S. Air Force" or "USAF").

  In July 1996, World Airways restructured its business to focus on the growing and profitable ACMI contract services. As such, World Airways ceased all scheduled passenger and scheduled charter services as of October 27, 1996, taking a one-time charge of $21.0 million.

  World Airways' operating philosophy is to build on its existing ACMI contracts to achieve a strong platform for future growth. World Airways concentrates on ACMI contracts because such contracts shift yield, load factor and cost risks to the customer. The customer bears the risk of filling the aircraft with passengers or cargo and assumes a large portion of the operating expenses, including fuel. World Airways maximizes profitability by combining its multi-year ACMI contracts with short term, higher-yielding ACMI agreements which meet
the peak seasonal requirements of its customers.   World Airways responds
opportunistically to rapidly changing market conditions by maintaining a flexible fleet of aircraft that can be deployed in a variety of configurations.

  World Airways focuses its marketing efforts on the Pacific Rim, where rapid economic development drives demand for World Airways' services. World Airways believes that its modern fleet of long-range medium-density wide-body MD-11 and DC10-30 aircraft are ideally suited to the Pacific Rim market. World Airways' aircraft permit its customers to serve less dense international routes where a Boeing 747 would provide excess capacity. World Airways has operated in the Pacific Rim almost since its inception, and believes that it has developed the ability to serve this market well.

  World Airways substantially increases its potential customer base by being able to serve both passenger and cargo customers. World Airways flies passenger, cargo and passenger/cargo convertible aircraft that World Airways believes permit it to target emerging opportunities. World Airways has been providing safe, reliable ACMI services for almost 50 years. World Airways has flown for the USAF since 1956, for Malaysian Airlines System Berhad ("Malaysian Airlines") since 1981 and for P.T. Garuda Indonesia ("Garuda") since 1973.

                                  InteliData

  InteliData was incorporated on August 23, 1996 under the Delaware General Corporation Law in order to effect the merger ("Merger") of US Order and Colonial Data. The Merger was announced on August 5, 1996, when US Order and Colonial Data entered into an Agreement and Plan of Merger ("Merger Agreement"). On November 7, 1996, the Merger was consummated with each share of outstanding US Order and Colonial Data common stock being exchanged for one share of InteliData common stock. The Merger was treated as a purchase of Colonial Data by US Order.

  Effective September 30, 1996, US Order acquired the business of Braun, Simmons & Co., an Ohio corporation ("Braun Simmons"), for approximately $7 million consisting of cash and US Order common stock and including US Order transaction costs pursuant to the merger of Braun Simmons into US Order (the "Braun Simmons Acquisition"). Braun Simmons was an information engineering firm specializing in the development of home banking and electronic commerce solutions for financial institutions. The acquisition expands InteliData's product line for both large and small financial institutions.

  The business of InteliData consists of the businesses previously conducted by US Order, Colonial Data and Colonial Data's subsidiaries. InteliData develops and markets products and services for the telecommunications and financial services industries through its three business divisions: consumer telecommunications, electronic commerce and interactive services.

  The consumer telecommunications division designs, develops and markets telecommunications products that support intelligent network services being developed and implemented by the regional Bell operating companies ("RBOCs") and other telephone companies ("telcos"). InteliData has concentrated its product development and marketing efforts on products that support Caller ID and other emerging intelligent network services, including a smart telephone, the Telesmart 4000/Intelifone/TM/, which provides consumers call management features and the ability to access numerous network services and interactive applications via telephone. InteliData currently offers a line of Caller ID adjunct units and telephones with integrated Caller ID, small business telecommunications systems and high-end consumer telecommunications equipment. InteliData also repairs and refurbishes telecommunications products for commercial customers and provides other services that support the development and implementation of intelligent network services.

  The electronic commerce division develops and markets products and services to assist financial institutions in their home banking and electronic bill payment initiatives. The products are designed to assist consumers in accessing and transacting business with their banks and credit unions electronically, and to assist financial institutions in connecting to and transacting business with third parties, including data processors and billers. The services focus on a financial institution's back office, offering outsourcing for data entry, telemarketing, customer service and technical support. InteliData currently receives its electronic commerce revenues largely from the sale of products and services to Visa International Service Association, Inc. ("Visa") member banks.

  On August 1, 1994, US Order sold its bill payment operations and technology (the "Visa Bill-Pay System") to Visa for cash and the right to future royalty payments which are based on the number of customers utilizing the Visa Bill-Pay System. InteliData's right to future royalty payments from Visa is subject to a cumulative offset amount aggregating $880,000 and, accordingly, InteliData does not expect to begin receiving royalty payments until at least the second half of 1997. Visa formed Visa InterActive, Inc. ("Visa InterActive") around the technology and personnel acquired from US Order, including 54 of its former employees. Visa InterActive also has agreed through 2000 to inform Visa member banks that InteliData is a preferred provider of certain electronic commerce products and services.

  The interactive services division was established to provide interactive applications for use on smart telephones and other small screen devices, such as alpha-numeric pagers, Personal Communication Systems ("PCS") devices and personal digital assistants ("PDAs"). InteliData intends to sell interactive applications directly to end users and through other companies, including telcos and wireless communications companies. InteliData's current interactive applications include electronic national directory assistance lookup, one-way alpha-numeric paging, one-way internet e-mail, a personal directory data save and restore function and information services such as news, weather, sports scores, stock quotes, lottery results and horoscopes.

                                 Recent Events

  On August 29, 1996, WorldCorp entered into a bridge loan (the "Bridge Loan") with a financial institution (the "Bank"), pursuant to which WorldCorp borrowed $25.0 million at an interest rate equal to the London Interbank Offered Rate ("LIBOR") plus 2.50%. All borrowings under the Bridge Loan initially were collateralized by $15.0 million in cash, all of the InteliData and World Airways Common Stock beneficially owned by WorldCorp and a first priority security interest in the Company's assets. Using the proceeds from the Bridge Loan, on September 30, 1996, WorldCorp redeemed all of the remaining outstanding principal amount of approximately $25.0 million of its 13 7/8% Subordinated Notes due August 15, 1997 (the "13 7/8% Notes"). In October 1996, the cash collateralization was reduced to $7.0 million as a result of a $10.0 million repayment of the monies borrowed under the Bridge Loan. On December 31, 1996, the Company successfully renegotiated the terms of the Bridge Loan (the "Renegotiated Bridge Loan"). Pursuant to the Renegotiated Bridge Loan, the interest rate was lowered to LIBOR plus 1.75%, and all borrowings are now collateralized by $1.0 million in cash, all of the InteliData and World Airways Common Stock beneficially owned by WorldCorp and a first priority security interest in the Company's assets. In addition, certain financial covenants have been released. On February 26, 1997, the Renegotiated Bridge Loan was further amended to permit the Margin Loan (as described herein).

  On September 30, 1996, WorldCorp sold the $10,000,000 in original aggregate principal amount of its Old Notes pursuant to a purchase agreement, dated as of September 30, 1996, among WorldCorp and the purchasers named therein (the "Purchase Agreement"). The initial purchasers of the Notes also received warrants, dated September 30, 1996 and expiring September 30, 2000, to acquire 120,000 shares of the common stock of WorldCorp, $.001 par value per share (the "Common Stock"), additional warrants, issuable to such purchasers on October 1, 1997 and expiring on September 30, 2001, to acquire 40,000 shares of Common Stock and additional warrants, issuable to such purchasers on October 1, 1998 and expiring on September 30, 2002, to acquire 40,000 shares of Common Stock, which additional warrants will be issued only if certain market conditions are met (collectively, the "Warrants"). The Warrants have an exercise price of $6.00 per share, subject to adjustments as set forth therein. Proceeds from the sale of the Notes were used to repay $10.0 million aggregate principal amount outstanding under the Renegotiated Bridge Loan. As of March 31, 1997, the outstanding principal balance under the Renegotiated Bridge Loan was $15.0 million, and there was $10.0 million in aggregate principal amount outstanding under the Notes.

  The Purchase Agreement and the Renegotiated Bridge Loan generally restrict stock repurchases by WorldCorp and its subsidiaries, except under certain limited circumstances. These borrowings also contain a number of covenants that, among other things, restrict the ability of WorldCorp to dispose of assets, make certain acquisitions of the stock of other entities, incur additional indebtedness, and make capital expenditures. The Renegotiated Bridge Loan also contains certain covenants which, among other things, require WorldCorp to maintain at least a 50.1% ownership of World Airways and in certain instances to make repayment of the Renegotiated Bridge Loan. Pursuant to the Renegotiated Bridge Loan, WorldCorp may retire or otherwise acquire up to $10.0 million worth of WorldCorp Common Stock. In addition, WorldCorp was permitted to exchange with the WorldCorp Employee Savings and Stock Ownership Plan, in a non-cash transaction, Common Stock held by the trust for common stock of World Airways, provided, WorldCorp retained a 50.1% ownership of World Airways. Pursuant to the Purchase Agreement, WorldCorp is permitted to purchase, redeem, retire or otherwise acquire for value (i) at any time, Common Stock for up to $25.0 million in cash and up to 650,000 shares of Common Stock using shares of common stock of World Airways of which WorldCorp is the beneficial owner, and
(ii) up to $5.0 million worth of additional shares of Common Stock for every $15.0 million increase in Asset Value (as defined herein) at such time compared to such Asset Value as of September 12, 1996. As of September 12, 1996 and March 31, 1997, the Asset Value was $185.7 million and $105.6 million, respectively. In

September 1996, WorldCorp announced its intention to purchase up to 2.5 million shares of its publicly-traded common stock (the "WorldCorp Common Stock") pursuant to open market transactions. As of March 31, 1997, the Company had purchased 1,362,500 shares of WorldCorp Common Stock for an aggregate cost of $7.8 million. WorldCorp does not intend to purchase any additional shares at this time.

  On January 27, 1997, WorldCorp entered into a $1.0 million margin loan with Scott & Stringfellow, Inc. ("Scott & Stringfellow"), whereby WorldCorp pledged approximately 400,000 shares of InteliData common stock which WorldCorp owns as collateral for such loan (the "Margin Loan"). The purpose of the Margin Loan was to obtain cash for short-term working capital purposes. As of March 31, 1997, WorldCorp had no outstanding balance on the Margin Loan.

  On March 14, 1997, Charles W. Pollard departed as Chief Executive Officer of World Airways. The Board of Directors named T. Coleman Andrews, III, Russell L. Ray and Peter M. Sontag as an executive search committee to identify a new Chief Executive Officer. Pursuant to World Airways' Bylaws, T. Coleman Andrews, III, Chairman of the Board of Directors of World Airways served as Interim President and Chief Executive Officer of World Airways pending the hiring of a new Chief Executive Officer. On April 4, 1997, World Airways announced that Russell L. Ray, Jr., had been appointed Interim President and Chief Executive Officer of World Airways. Mr. Ray has held senior executive positions with British Aerospace, Pan Am, Pacific Southwest Airlines, McDonnell Douglas, and Eastern airlines. Mr. Ray has served on the World Airways Board of Directors for four years.

  On April 8, 1997, WorldCorp announced a long-planned transition in its executive team. Walter M. Fiederowicz was appointed President and Chief Executive Officer by the WorldCorp Board of Directors, succeeding T. Coleman Andrews, III. Mr. Andrews was elected Chairman of the Board of Directors of WorldCorp, succeeding William M. Gorog, who was elected Chairman of the Executive Committee of the Board of Directors of WorldCorp. Mr. Fiederowicz served as Chairman of the Board of Directors of Colonial Data, where he was instrumental in managing Colonial Data's capital-raising efforts and in consummating a number of acquisitions and strategic alliances, including an alliance with US Order in 1995, which ultimately led to the Merger and the resulting formation of InteliData.

             Summary of the Terms of the Renegotiated Bridge Loan

Borrower .................    WorldCorp.

Loan Amount ..............    $15.0 million.

Maturity Date ............    September 29, 1997.

Interest .................    LIBOR Rate in effect from time to time plus 175
                              basis points.

Cash Collateral ..........    $1.0 million.

Securities Collateral ....    All stock and warrants owned by WorldCorp and
                              WorldCorp Investments in InteliData and World
                              Airways, including 6,915,915 shares of common stock of World Airways and approximately 8.7 million shares of InteliData Common Stock.
                              Approximately 400,000 shares of InteliData Common
                              Stock are pledged to Scott & Stringfellow as collateral for the repayment of the Margin
                              Loan.

Guarantor ................    WorldCorp Investments, a wholly-owned subsidiary
                              of the Company.

Prepayment of Loan .......    WorldCorp may prepay the loan in whole or in part
                              at any time without penalty or premium, provided that any such prepayment (a) is in the amount of $1 million or any integral multiple thereof, and
                              (b) is
                              accompanied by all unpaid and accrued interest on the amount so prepaid to the date of prepayment.

Security Interest ........    WorldCorp and WorldCorp Investments have granted
                              the Bank a security interest in the Cash
                              Collateral and Securities Collateral.

Merger, Sale of Assets,
 etc. ....................    WorldCorp and WorldCorp Investments covenant that
                              they will not, without the Bank's prior written consent, suffer or permit to occur any merger, consolidation, dissolution or liquidation and certain other transactions unless WorldCorp provides advance written notice and continues as the surviving entity, remains in full compliance with the terms of the Renegotiated Bridge Loan and management of WorldCorp remains substantially unchanged.

Certain Covenants ........    The Renegotiated Bridge Loan contains certain
                              covenants, which, among other things, require
                              WorldCorp to maintain at least a 50.1% ownership of World Airways, restrict WorldCorp and World
                              Airways from entering into a merger, sale of assets, consolidation, dissolution or share exchange, restrict WorldCorp or World Airways from purchases of certain assets, and restrict prepayment of Funded Debt, which includes any obligation of WorldCorp to any person other than the Bank that is payable more than one year from the date of its creation and which under Generally
                              Accepted Accounting Principles ("GAAP") is shown on the balance sheet as a liability excluding certain reserves. In addition, the Renegotiated
                              Bridge Loan stipulates that the fair market value of each share of World Airways and InteliData common stock that collateralizes the loan must equal or exceed $5.00 per share at all times.

                  Summary of the Terms of the Exchange Offer

 The Exchange Offer relates to the exchange of up to $10,000,000 aggregate principal amount of Old Notes for up to an equal aggregate principal amount of New Notes. The New Notes will be obligations of the Company entitled to the benefits of the Indenture. The form and terms of the New Notes are the same as the form and terms of the Old Notes except that (i) the New Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof (other than as provided herein), (ii) the New Notes will be subject to the requirements of the Trust Indenture Act and therefore will be issued under an Indenture (as defined herein) that provides for various rights and benefits of the holders of the New Notes to be exercisable, received and coordinated through the Trustee (as defined herein) in the manner required by the Trust Indenture Act and (iii) the New Notes will be issued free from any covenant regarding registration. The Old Notes and the New Notes are herein collectively referred to as the "Notes." See "Description of New Notes."

The Exchange Offer .......    $1,000 principal amount of New Notes will be
                              issued in exchange for each $1,000 principal amount of Old Notes validly tendered pursuant to the Exchange Offer. As of the date hereof, $10,000,000 in aggregate principal amount of Old
                              Notes are outstanding. The Company will issue the New Notes to tendering holders of Old Notes promptly after the Expiration Date.

Resale ...................    The Company believes that the New Notes issued
                              pursuant to the Exchange Offer generally will be freely transferable by the holders thereof without registration or any prospectus delivery requirement under the Securities Act, except that a "dealer" or any "affiliate" of the Company, as such terms are defined under the Securities Act, that exchanges Old Notes held for its own account (a
                              "Restricted Holder") may be required to deliver copies of this Prospectus in connection with any resale of the New Notes issued in exchange for such Old Notes. See "The Exchange Offer --
                              General" and "Plan of Distribution."

Expiration Date ..........    5:00 p.m., New York City time, on         , 1997,
                              unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer -- Expiration
                              Date; Extensions; Amendments."

Accrued Interest on the
 New Notes and the Old
 Notes ...................    The New Notes will bear interest from March 31,
                              1997. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such Old Notes accrued from March
                              31, 1997 to the date of the issuance of the New
                              Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on September 30, 1997 (the first interest payment date with respect to the Old
                              Notes and the New Notes) that they would have received had they not accepted the Exchange Offer.
                              See "The Exchange Offer -- Interest on the New
                              Notes."

Termination of the Exchange
 Offer ...................    The Company may terminate the Exchange Offer if it
                              determines that its ability to proceed with the Exchange Offer could be materially impaired due to any legal or governmental action, any new law, statute, rule or regulation or any interpretation of the staff of the Commission of any existing law, statute, rule or regulation or if the Company deems it advisable to terminate the Exchange
                              Offer. Holders of Old Notes will have certain rights against the Company under the Purchase
                              Agreement should the Company fail to consummate the Exchange Offer. See "The Exchange Offer --
                              Termination."

                              No federal or state regulatory requirements must be complied with or approvals obtained in connection with the Exchange Offer, other than applicable requirements under federal and state securities laws.

Procedures for Tendering
 Old Notes ...............    Each holder of Old Notes wishing to accept the
                              Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes to be exchanged and any other required documentation, to Norwest Bank Minnesota, National Association, as
                              Exchange Agent, at the address set forth herein and therein or effect a tender of Old Notes pursuant to the procedures for book-entry transfer as provided for herein. See "The Exchange Offer --
                              Procedures for Tendering."

Special Procedures for
 Beneficial Holders ......    Any beneficial holder whose Old Notes are
                              registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. See "The
                              Exchange Offer -- Procedures for Tendering."

Guaranteed Delivery
 Procedures ..............    Holders of Old Notes who wish to tender their Old
                              Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes
                              (or who cannot complete the procedure for book-entry transfer on a timely basis) and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date may tender their Old Notes according to the guaranteed delivery procedures set forth in "The
                              Exchange Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights ........    Tenders of Old Notes may be withdrawn at any time
                              prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange. See "The
                              Exchange Offer -- Withdrawal of Tenders."

Acceptance of Old Notes
 and Delivery of New
 Notes ...................    Subject to certain conditions (as summarized above
                              in "Termination of the Exchange Offer" and described more fully in "The Exchange Offer --
                              Termination"), the Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The
                              New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer --
                              General."

Certain Federal Income
 Tax Consequences ........    The exchange pursuant to the Exchange Offer will
                              generally not be a taxable event for federal income tax purposes. See "Certain Federal Income
                              Tax Consequences."

Exchange Agent ...........    Norwest Bank Minnesota, National Association, the
                              Trustee under the Indenture, is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. See "The
                              Exchange Offer -- Exchange Agent."

Use of Proceeds ..........    There will be no cash proceeds payable to the
                              Company from the issuance of the New Notes pursuant to the Exchange Offer. Net proceeds received by the Company from the sale of the Old
                              Notes were applied to repay a portion of the amount outstanding under the Renegotiated Bridge
                              Loan.

                       Summary Description of New Notes

Securities Offered .......    $10,000,000 aggregate principal amount of 10.00%
                              Senior Subordinated Notes due September 30, 2000
                              (the "New Notes").

Maturity Date ............    September 30, 2000.

Interest .................    Payable semi-annually in cash on March 31, and
                              September 30, commencing on September 30, 1997.

Ranking ..................    The Old Notes are, and the New Notes will be,
                              unsecured, general obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness of the Company
                              (which includes all indebtedness under the Renegotiated Bridge Loan). The New Notes will rank senior in right of payment to all existing and future Subordinated Indebtedness of the Company and on parity with the Old Notes. Senior
                              Indebtedness shall not exceed $50.0 million. At
                              March 31, 1997, the Company (excluding its subsidiaries) had $15.0 million of Senior
                              Indebtedness outstanding, $65 million of
                              Subordinated Indebtedness outstanding, $10 million of Old Notes outstanding and no firm arrangements to issue any significant Subordinated
                              Indebtedness. The Company believes that, based upon current financing arrangements and the Company's ability to raise additional capital through issuing equity, selling shares of its World Airways or InteliData common stock, or through entering into new loan arrangements, the Company will be able to meet its principal and interest payment obligations on the Notes. There can be no assurance, however, that the Company's future financial condition will be such as to permit the Company to service its indebtedness, including the New Notes. Additionally, if the Company sells any shares of InteliData Common
                              Stock, 20% of the net proceeds (i.e., gross proceeds less direct costs associated with such sales) received by the Company upon such sale will be used to prepay the then outstanding Notes, pro rata, within 30 days. Any sale by the Company of shares of common stock of either World Airways or InteliData would also require a waiver from the Bank in accordance with the Renegotiated Bridge
                              Loan. See "Risk Factors -- Ranking of the Notes" and "Description of New Notes -- Ranking."

No Guaranties ............    The Old Notes are not, and the New Notes will not
                              be guaranteed by the Company or any other entity.
                              Therefore, there can be no assurance that should there be a Mandatory Prepayment of the Notes that adequate funds will be available to the Company to prepay the Notes. See "Risk Factors"

Optional Prepayment ......    The Notes may be prepaid at the election of the
                              Company, in whole or from time to time in part (in units of at least $250,000), at par together with accrued interest to the date of prepayment.

Mandatory Prepayment .....    If the Asset Value at the end of any fiscal
                              quarter is less than $70.0 million, then the Company shall prepay 50% of each of the then outstanding Notes within 60 days. If the Asset
                              Value at the end of any
                              fiscal quarter is less than $50.0 million, then the Company shall prepay all of the then outstanding Notes within 60 days. In the event of a Mandatory Prepayment of the Notes, WorldCorp would seek to raise additional capital through issuing equity, selling shares of its World
                              Airways or InteliData common stock, or through entering into new loan arrangements, in order to meet the principal and interest payment obligations on the Notes. There can be no assurance, however, that WorldCorp would be able to obtain sufficient capital through such financings or that the terms of such financings would be favorable to WorldCorp.

                              If the Company sells any shares of InteliData Common Stock, 20% of the net proceeds (i.e., gross proceeds less direct costs associated with such sales) received by the Company upon such sale will be used to prepay the then outstanding Notes, pro rata, within 30 days. Any sale by the Company of shares of common stock of either World Airways or InteliData would also require a waiver from the Bank in accordance with the Renegotiated Bridge Loan.

Sinking Fund Payments ....    The Company shall prepay pursuant to a sinking
                              fund and there shall become due and payable 20% of the outstanding principal amount of the then outstanding Notes, or such lesser amount as would constitute payment in full of the then outstanding
                              Notes on such date, on September 30, 1998 and September 30, 1999. No premium shall be payable in connection with any such sinking fund payment.

Change of Control ........    There is no Change of Control provision.

Certain Covenants ........    The Purchase Agreement pursuant to which the Old
                              Notes were issued and the indenture pursuant to which the New Notes will be issued (the
                              "Indenture") each contain covenants for the benefit of the holders of the Notes (the
                              "Holders"), including covenants limiting the incurrence of additional Senior Indebtedness, the payment of dividends and other distributions and the terms of additional Subordinated Indebtedness.
                              See "Description of New Notes -- Certain
                              Covenants."

Freely Transferable ......    Generally, the New Notes will be freely
                              transferable under the Securities Act by holders who are not affiliates of the Company. The New
                              Notes otherwise will be substantially identical in all material respects (including interest rate and maturity) to the Old Notes. See "Description of New Notes."

Registration Rights ......    The Company is obligated to file a registration
                              statement with the Commission with respect to the registration of the New Notes under the Securities
                              Act and to use its best efforts to have such registration statement declared effective, which registration will be effected through the Exchange
                              Offer. Holders who do not participate in the Exchange Offer may thereafter hold a less liquid security. See "Description of New Notes --
                              Registration Rights."

                                 Risk Factors

     For a discussion of certain factors that should be considered by prospective investors, see "Risk Factors."

                            Selected Financial Data

         The following table sets forth selected consolidated statement of operations data, operating data and balance sheet data for the Company for the periods indicated. The historical financial information for, and as of the end of, each of the years ended December 31, 1992, 1993, 1994, 1995 and 1996 are derived from the audited consolidated financial statements of the Company for such years. This information should be read in conjunction with, and is qualified by reference to, the consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus. The following selected financial data for the three months ended March 31, 1996 and 1997 are derived from the Company's unaudited financial statements. In the opinion of management of the Company, such unaudited financial statements include all adjustments necessary for a fair presentation of the results of operations for such periods. Operating results for the three months ended March 31, 1997 are not necessarily indicative of results that may be expected for the entire year ending December 31, 1997. The data appearing under the caption "Operating Data" are derived from the records of the Company. The unaudited pro forma condensed consolidated statements of operations data for the year ended December 31, 1996 give effect to the Merger as if it was completed as of January 1, 1996. As a result, WorldCorp's pro forma consolidated statement of operations data includes InteliData's results for the period under the equity method of accounting. Such statements of operations data do not include the combined effect of the $20.9 million nonrecurring charge for the Company's share of InteliData's charge for in-process research and development or the gain on issuance of stock by InteliData of approximately $42.6 million, which was offset by the elimination of approximately $1.3 million of goodwill related to US Order, which were recorded by the Company as a result of this transaction in the fourth quarter of 1996. However, such statements do reflect adjustments for the elimination of historical transactions between WorldCorp, US Order and Colonial Data, amortization of goodwill and related income tax effects.


                                                              Year Ended December 31,
                                            ------------------------------------------------------------
                                               1992         1993         1994         1995        1996
                                              ------       ------       ------       ------      ------
                                                   (in thousands, except per share data and ratios)
Results of Operations:
Operating revenues..........................  $ 180,416    $ 179,932    $ 182,147    $ 246,572   $ 313,672
Operating expenses..........................    217,271      203,177/1/   200,959/2/   240,279     310,935
                                              ---------    ---------    ---------    ---------   ---------
Operating income (loss).....................    (36,855)/3/  (23,245)     (18,812)       6,293       2,737
Earnings (loss) from continuing
  operations before income taxes,
  minority interest, extraordinary
  item and change in accounting principle...    (44,692)     (33,698)      10,496/4/    65,685/5/    8,509/6/
Earnings (loss) from continuing operations
  before extraordinary item and change
  in accounting principle...................    (42,891)     (30,945)       8,308       64,158       7,437
Discontinued operations,
  net of tax and minority interest..........         --           --           --       (3,950)    (19,191)
Extraordinary gain (loss) on acquisition
  of debt, net..............................     (3,253)          --           --           --          --
Change in accounting principle..............     (1,973)          --           --           --          --
Net earnings (loss).........................   $(48,117)    $(30,945)      $8,308       $60,208   $(11,754)
Primary earnings (loss) per common
  equivalent share:
    Continuing operations...................   $(  3.02)    $(  2.12)     $  0.54      $   3.75    $  0.45
    Net earnings (loss).....................    (  3.39)     (  2.12)        0.54          3.52      (0.70)

Fully diluted earnings (loss) per common
  equivalent share:
    Continuing operations...................          *            *      $  0.53      $   2.99          *
    Net earnings (loss).....................          *            *         0.53          2.82          *

Operating Data:
Ratio of earnings to fixed charges/7/.......         --           --         1.33x         2.78x      1.72x
Deficiency in earnings to cover fixed
  charges...................................   $ 44,692     $ 33,698           --            --         --

                                               Pro        Quarter Ended
                                               Forma         March 31,
                                               -----      ---------------
                                               1996        1996     1997
                                              ------      ------   ------
Results of Operations:
Operating revenues..........................  $ 309,587   $66,691  $78,748
Operating expenses..........................    291,745    73,364   72,726
                                              ---------   -------  -------
Operating income (loss).....................     17,842    (6,673)   6,022
Earnings (loss) from continuing
  operations before income taxes,
  minority interest, extraordinary
  item and change in accounting principle...       (181)   (8,974)   2,888
Earnings (loss) from continuing operations
  before extraordinary item and change
  in accounting principle...................     (8,061)   (6,592)     709
Discontinued operations,
  net of tax and minority interest..........    (19,191)   (2,481)      --
Extraordinary gain (loss) on acquisition
  of debt, net..............................         --        --       --
Change in accounting principle..............         --        --       --
Net earnings (loss).........................   $(27,252)  $(9,073)  $  709
Primary earnings (loss) per common
  equivalent share:
    Continuing operations...................   $  (0.48)   $(0.41)  $ 0.05
    Net earnings (loss).....................      (1.63)    (0.56)    0.05

Fully diluted earnings (loss) per common
  equivalent share:
    Continuing operations...................          *         *        *
    Net earnings (loss).....................          *         *        *

Operating Data:
Ratio of earnings to fixed charges/7/.......       1.09x     0.03x    1.26x
Deficiency in earnings to cover fixed
  charges...................................         --        --       --

                                                                  December 31,                        March 31
                                              ---------------------------------------------------     --------
                                                 1992     1993      1994       1995        1996         1997
                                              --------- --------  --------   --------    --------      ------
Balance Sheet Data:
Cash and short-term investments.............  $14,769   $17,584    $8,828     $78,661/8/ $ 14,509/8/   $ 7,936/8/
Working capital (deficit)...................   (9,193)  (24,850)  (34,926)     39,622     (40,308)     (44,656)
Total assets................................   93,346    98,119    98,536     202,089     178,963      168,796
Long-term obligations including current
  maturities................................  104,192   129,049   119,032     122,700     114,794      110,948
Common stockholders' accumulated deficit....  (76,362) (101,073)  (88,193)    (23,297)    (40,337)     (39,536)

-------------------
*     Fully diluted earnings per share are anti-dilutive.
(1) Includes $2.3 million of termination fees related to the early return of three DC10-30 aircraft.
(2) Includes a $4.2 million reversal of excess accrued maintenance reserves associated with the expiration of three DC10 aircraft leases in 1994.
(3) Includes a $31.4 million loss on the sale of Key Airlines, Incorporated, partially offset by $4.1 million related to settlement of contract claims with the U.S. Government related to Operation Desert Shield/Desert Storm.
(4) Includes a $27.0 million gain on the sale of 24.9% of World Airways common stock and a $14.5 million gain on the sale of US Order's bill payment operations.
(5) Includes the $51.3 million gain realized on US Order's offering in June 1995 and other stock transactions and the $16.0 million gain realized on World Airways' offering in October 1995.
(6) Includes the $41.3 million net gain realized on the issuance of stock by InteliData to effect the Merger of US Order and Colonial Data in November 1996; a $2.4 million net loss on other stock transactions of World Airways and InteliData; partially offset by approximately $23.6 million of one-time noncash Merger related charges.
(7) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings (loss) before income taxes, minority interest, extraordinary items and cumulative effect of change in accounting principle, fixed charges, and equity in loss of non-consolidated subsidiary. Fixed charges consist of interest expense, including amortization of debt issuance costs and one-third of rent expense which is deemed to be representative of interest expense.

(8) Includes restricted cash and cash equivalents of $2.3 million, $2.5 million and $4.8 million as of March 31, 1997 and December 31, 1996 and 1995, respectively. In addition, includes $3.6 million, $8.1 million and $54.5 million, as of March 31, 1997 and December 31, 1996 and 1995, respectively, of cash and short-term investments held by World Airways and InteliData, which is not available to satisfy WorldCorp's obligations.

                                 RISK FACTORS

          The following risk factors should be considered carefully by prospective investors in evaluating an investment in the Notes. Set forth below are certain risk factors with respect to WorldCorp, World Airways, InteliData and InteliData's predecessor companies, US Order and Colonial Data.

Risk Factors with Respect to WorldCorp:

Holding Company Structure and Liquidity

          WorldCorp is a highly leveraged holding company. As a holding company, all of WorldCorp's funds are generated through its positions in World Airways and InteliData, which have not paid dividends on common stock since 1992. At March 31, 1997, World Airways had a working capital deficit of $32.4 million and had substantial debt and lease commitments. At March 31, 1997, InteliData had working capital of $66.4 million, with no long-term debt. World Airways' ability to pay dividends is currently restricted under a borrowing arrangement. World Airways and InteliData currently intend to retain their future earnings, if any, to fund the growth and development of their businesses and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Of the $7.9 million in cash and short-term investments WorldCorp held at March 31, 1997, approximately $3.6 million was held by World Airways and, therefore, is not available to satisfy WorldCorp's obligations. As of March 31, 1997, WorldCorp had parent company repayment obligations, including principal and interest, of approximately $20.7 million for the remainder of 1997. In order to meet these obligations and its general and administrative costs, WorldCorp must use its existing cash and either sell shares of World Airways or InteliData, or issue additional debt or equity. Under the terms of certain borrowing arrangements, however, WorldCorp has pledged all of its shares of World Airways and InteliData as collateral for the borrowings.

          On December 31, 1996, the Company successfully renegotiated the terms of the Bridge Loan and executed the Renegotiated Bridge Loan. Pursuant to the Renegotiated Bridge Loan, all borrowings are now collateralized by $1.0 million in cash, all of the InteliData Common Stock and World Airways beneficially owned by WorldCorp and a first priority security interest in the Company's assets. In addition, certain financial covenants have been released. On February 26, 1997, the Renegotiated Bridge Loan was further amended to permit the Margin Loan. As of March 31, 1997, WorldCorp had no outstanding balance on the Margin Loan. WorldCorp also announced its intention to purchase up to 2.5 million shares of WorldCorp Common Stock pursuant to open market transactions. As of March 31, 1997, the Company had purchased 1,362,500 shares of WorldCorp Common Stock for an aggregate cost of $7.8 million. WorldCorp does not intend to purchase any additional shares at this time.

          In May 1992, WorldCorp issued $65 million of 7% Convertible Subordinated Debentures due 2004 (the "7% Debentures") issued pursuant to an Indenture (the "7% Indenture"). The 7% Debentures are convertible into the common stock of WorldCorp at $11.06 per share, subject to adjustment in certain events, and bear an annual interest rate of 7%. The 7% Indenture governing WorldCorp's 7% Debentures provides that WorldCorp will cause World Airways to not pay dividends upon the occurrence of any event of default by WorldCorp under such 7% Indenture. Further, the Indenture defines Subordinated Indebtedness to include the 7% Debentures and as such, the Notes will rank senior in right of payment to the 7% Debentures.

Substantial Leverage; Inability to Service Indebtedness

          The Company has substantial indebtedness and is highly leveraged. At March 31, 1997, the Company's total long-term indebtedness including current maturities was $110.9 million, the Company had liabilities (including total debt) of approximately $203.1 million and total stockholders' deficit of $ (39.5) million. In the ordinary course of business, the Company has incurred and, subject to certain covenants and financial tests set out in the Renegotiated Bridge Loan, the 7% Indenture and the Indenture, will continue to incur additional indebtedness to fund working capital requirements and for other corporate purposes. See "Description of Renegotiated Bridge Loan" and "Description of New Notes."

          The degree to which the Company is leveraged could have important consequences to holders of the New Notes, including: (i) the Company's ability to obtain financing in the future for working capital or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness;
(iii) the indebtedness outstanding under the Renegotiated Bridge Loan is secured and will mature prior to the maturity of the New Notes; (iv) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (v) the Company's high degree of leverage may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures.

          The Company believes that, based upon current financing arrangements and the Company's ability to raise additional capital through issuing equity, selling shares of its World Airways or InteliData common stock, or through entering into new loan arrangements, the Company will be able to meet its principal and interest payment obligations on its outstanding indebtedness. There can be no assurance, however, that the Company's future financial condition will be such as to permit the Company to service its indebtedness, including the New Notes.

New Notes Represent Unsecured, Subordinated Claims; No Limitation on Additional Indebtedness

          The New Notes will be unsecured obligations of the Company that are subordinated in right of payment to all Senior Indebtedness of the Company, including all indebtedness under the Renegotiated Bridge Loan. As of March 31, 1997, $15 million of Senior Indebtedness was outstanding, $65 million of Subordinated Indebtedness was outstanding and $10 million of Old Notes were outstanding. The Indenture, the 7% Indenture and the Renegotiated Bridge Loan permit the Company to incur additional Senior Indebtedness, provided that certain conditions are met, and the Company expects from time to time to incur additional Senior Indebtedness. Furthermore, the Indenture does not limit the Company's ability to secure Senior Indebtedness. In the event of the insolvency, liquidation, reorganization, dissolution or other winding up of the Company or upon a default in payment with respect to, or the acceleration of, or if a judicial proceeding is pending with respect to, any default under any Senior Indebtedness, the Bank under the Renegotiated Bridge Loan and any other creditors who are holders of Senior Indebtedness must be paid in full before a holder of the New Notes may be paid. Accordingly, there may be insufficient assets remaining after such payments to pay principal of or interest on the New Notes. See "Description of New Notes -- Ranking."

          The Company's obligations under the Renegotiated Bridge Loan are collateralized by $1.0 million in cash and all stock and warrants owned by WorldCorp and WorldCorp Investments in InteliData and World Airways, including 6,915,915 shares of common stock of World Airways and approximately 8.7 million shares of InteliData Common Stock. Approximately 400,000 shares of InteliData Common Stock are pledged to Scott & Stringfellow as security for the repayment of the Margin Loan. As of March 31, 1997, the Company has no outstanding balance on the Margin Loan. These securities represent substantially all of the assets of the Company. In addition, WorldCorp Investments is the guarantor of the Renegotiated Bridge Loan. If a default occurs under the Renegotiated Bridge Loan and the Company is unable to repay such borrowings, the Bank would have the right to exercise the remedies available to secured creditors under applicable law and pursuant to the Renegotiated Bridge Loan. Accordingly, the Bank would be entitled to payment in full out of the assets securing such indebtedness prior to payment to holders of the New Notes. If the Bank, Scott & Stringfellow or the holders of any other secured indebtedness were to foreclose on the collateral securing the Company's obligations to the Bank and Scott & Stringfellow, it is possible that there would be insufficient assets remaining after satisfaction in full of all such indebtedness to satisfy in full the claims of holders of the New Notes.

Restrictive Debt Covenants; Consequences of Failure to Comply with Debt
Covenants

          The Renegotiated Bridge Loan and the Indenture contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, pay dividends, enter into sale-leaseback transactions, create liens, make capital expenditures and make certain investments or acquisitions and otherwise restrict corporate
activities.   In addition, the Renegotiated Bridge Loan stipulates that the fair market value of each share of World Airways and InteliData common stock that collateralizes the Renegotiated Bridge Loan must equal or exceed $5.00 per share at all times. The ability of the Company to comply with such provisions may be affected by events beyond the Company's control. The breach of any of these covenants could result in a default under the Renegotiated Bridge Loan. See "Summary of Renegotiated Bridge Loan." In the event of any such default, depending upon the actions taken by the Bank, the Company could be prohibited from making any payments of principal or interest on the New Notes. See "Description of New Notes -- Ranking." In addition, the Bank could elect to declare all amounts borrowed under the Renegotiated Bridge Loan, together with accrued interest, to be due and payable or could proceed against the collateral securing such indebtedness.

Absence of Public Market for Notes

          There is no existing market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the holders to sell their Notes or the price at which holders of the Notes may be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, WorldCorp's operating results and the market for similar securities.

Ranking of the Notes

          The Old Notes are, and the New Notes will be, unsecured, general obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including indebtedness under the Renegotiated Bridge Loan but senior in right of payment to all existing and future Subordinated Indebtedness. Amounts outstanding under the Renegotiated Bridge Loan are collateralized by a first priority security interest in the Company's assets and a pledge of all of the Company's shares of World Airways and InteliData. Under the terms of the Indenture, Senior Indebtedness shall not exceed $50.0 million. At March 31, 1997, the Company had $15.0 million of Senior Indebtedness, approximately $65 million of Subordinated Indebtedness outstanding and $10 million of Old Notes outstanding. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company would be available to pay obligations on the Notes only after all Senior Indebtedness has been repaid in full. In addition, under the terms of the New Notes, the Company is required to use 20% of the net proceeds from sales of the InteliData Common Stock it beneficially owns to repay the Notes. Consequently, sufficient assets may not exist to pay amounts due on the Notes. In addition, the subordination provisions of the Indenture provide that no cash payments may be made with respect to the Notes during the continuance of a payment default under any Senior Indebtedness of the Company. See "Description of New Notes -- Ranking."

Mandatory Prepayment

          Pursuant to the Indenture, WorldCorp is obligated under certain conditions to make certain mandatory prepayments of the Notes. If the Asset Value at the end of any fiscal quarter is less than $70.0 million, then WorldCorp must prepay 50% of each of the then outstanding Notes within 60 days. If the Asset Value at the end of any fiscal quarter is less than $50.0 million, then WorldCorp must prepay all of the then outstanding Notes within 60 days. If WorldCorp sells any shares of InteliData Common Stock, 20% of the net proceeds (i.e., gross proceeds less direct costs associated with such sales) received by WorldCorp upon such sale will be used to prepay the then outstanding Notes within 30 days. There can be no assurance that WorldCorp will not be required to make such mandatory prepayments and if so, such prepayments could have an adverse effect on WorldCorp's financial condition and results of operations. In the event of a Mandatory Prepayment of the Notes, WorldCorp would seek to raise additional capital through issuing equity, selling shares of its World Airways or InteliData common stock, or through entering into new loan arrangements, in order to meet the principal and interest payment obligations on the Notes.
There can be no assurance, however, that the Company would be able to obtain sufficient capital through such financings or that the terms of such financings would be favorable to WorldCorp.

Proposed Restructuring of World Airways

          The managements of WorldCorp and World Airways are currently exploring ways to maximize value for the stockholders of each company. WorldCorp is evaluating the feasibility of a disposition of its interest in World Airways through a secondary offering or a sale to a third party or parties. There can be no assurances, however, that any such transactions will ultimately be consummated.

Risk Factors with Respect to World Airways:

Dependence Upon Key Customers

          World Airways' business relies heavily on its contracts with Malaysian Airlines System Berhad ("Malaysian Airlines"), Philippine Airlines, Inc. ("Philippine Airlines"), P.T. Garuda Indonesia ("Garuda") and the USAF. For the first quarter of 1997, these customers provided 33%, 36%, 13% and 17%, respectively, of World Airways' revenues and 37%, 37%, 14% and 10%, respectively, of total block hours. In 1996, these customers accounted for approximately 34%, 15%, 13% and 25%, respectively, of World Airways' revenues and 42%, 17%, 14%, and 17%, respectively, of total block hours flown from continuing operations. As a result of teaming arrangements, World Airways has one of the largest USAF fixed awards under the Civil Reserve Air Fleet ("CRAF") program for the U.S. Government's 1996-97 fiscal year. World Airways, however, cannot determine how the reduction in overall Defense Department spending may affect arrangements with the USAF in future years. The loss of any of these contracts with these key customers, a renegotiation of the terms of these contracts or a substantial reduction in business from any of them, if not replaced, could have a material adverse effect on the financial condition or results of operations of World Airways. Although World Airways' customers bear the financial risk of filling the World Airways' aircraft with passengers or cargo, World Airways can be affected adversely if its customers are unable to operate its aircraft profitably, or if one or more of World Airways' customers experience a material adverse change in their market demand, financial condition or results of operations. Under these circumstances, World Airways can be adversely affected by receiving delayed or partial payments or by receiving customer demands for rate and utilization reductions, flight cancellations, and/or early termination of their agreements.

          World Airways presently operates four MD-11 passenger aircraft for Philippine Airlines under an agreement, with high minimum monthly utilization levels. World Airways, however, has recently received a written communication from Philippine Airlines in which the airline contends that its leases for all four aircraft expire on November 15, 1997. World Airways believes that this position is contrary to the understanding of the parties that each of the MD-11s are to be leased by Philippine Airlines for a period of 17 months from delivery of each aircraft. The parties are currently discussing the length of the lease term for these aircraft. World Airways can provide no assurances, however, that Philippine Airlines will agree to lease any of the four MD-11 passenger aircraft beyond November 15, 1997, or that World Airways will be able to secure other business at as favorable price and utilization levels. Also, at Philippine Airlines' request, World Airways agreed to a payment plan with respect to Philippine Airlines' wet lease obligations beginning March 1997. In spite of the fact that Philippine Airlines is current with its obligations, the Company believes that Philippine Airlines continues to face serious financial challenges. If Philippine Airlines fails to meet its aircraft lease obligations, this development, if not offset by other business, would have a material adverse effect on the cash flows, financial condition and results of operations of World Airways.

Geographic Concentration.

        World Airways derives a significant percentage of its revenues and block hours from its operations in the Pacific Rim region. While World Airways believes the Pacific Rim region is a growth market for air transportation, any economic decline or any military or political disturbance in this area may interfere with World Airways' ability to provide service in this area and could have a material adverse effect on the financial condition or results of operations of World Airways.

Operating Losses.

        While World Airways generated operating income each year from 1987 through 1992 and in 1995, it sustained operating losses in 1993 and 1994 of $7.3 million and $5.2 million, respectively, and net losses of $9.0 million in each of these two years. For the year ended December 31, 1996, World Airways incurred a net loss of $14.0 million, which resulted from operating losses incurred in World Airways' scheduled service operations, which were discontinued in 1996, and the related estimated loss on disposal. Earnings from continuing operations were $18.4 million for 1996. While World Airways generated operating income for the quarter ended March 31, 1997 of $6.3 million, there can be no assurance that World Airways will be able to generate operating income for the remainder of 1997 or future years.

Financial Leverage.

        World Airways is highly leveraged. World Airways incurred substantial debt and lease commitments during the past three years in connection with its acquisition of MD-11 aircraft and related spare parts. At March 31, 1997, World Airways had total long-term indebtedness of approximately $27.0 million and notes payable and current maturities of long-term obligations of $15.0 million. In addition, World Airways has significant future long-term obligations under aircraft lease obligations relating to its aircraft. The degree to which World Airways is leveraged could have important consequences to holders of the common stock of World Airways (the "World Airways Common Stock"), including the following: (i) World Airways' ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited; (ii) World Airways' degree of leverage and related debt service obligations, as well as its obligations under operating leases for aircraft, may make it more vulnerable than some of its competitors in a prolonged economic downturn; and (iii) World Airways' financial position may restrict its ability to pursue new business opportunities and limit its flexibility in responding to changing business conditions.

Liquidity and Capital Resources.

        World Airways' cash and cash equivalents at March 31, 1997 and December 31, 1996 were $2.6 million and $7.0 million, respectively. As is common in the airline industry, World Airways operates with a working capital deficit. At March 31, 1997, World Airways' current assets were $35.7 million and current liabilities were $68.1 million. Also, World Airways has substantial long-term aircraft lease obligations with respect to its current aircraft fleet. Although there can be no assurances, World Airways believes that its existing contracts and additional business which it expects to obtain for the remainder of 1997, along with it's existing cash and financing arrangements, will be sufficient to allow World Airways to meet its cash requirements related to the phase-out of its discontinued operations and the operating and capital requirements for its continuing operations for the next 12 months.

        In 1996, World Airways instituted a program to purchase up to one million shares of its publicly-traded World Airways Common Stock pursuant to open market transactions. As of March 31, 1997, World Airways had purchased 770,000 shares of World Airways Common Stock at an aggregate cost of approximately $7.8 million pursuant to such purchases. World Airways does not intend to purchase any additional shares at this time.

        In the event that World Airways enters into leases for additional aircraft, World Airways will need to make capital expenditures for additional spare engines and parts. No assurances can be given, however, that World Airways will obtain all of the financing required for such capital expenditures. Under World Airways' credit agreement, dated December 7, 1993, with BNY Financial Corporation (as amended through October 1996, the "Credit Agreement"), World Airways has agreed that it will not incur in excess of $25 million of additional debt or make additional capital expenditures in excess of $25 million in 1997.

Utilization of Aircraft.

        Due to the large capital costs of leasing and maintaining World Airways' aircraft, each of World Airways' aircraft must have high utilization at attractive rates in order for World Airways to operate profitably. Although World Airways's strategy is to enter into long-term contracts with its customers, the terms of World Airways's existing customer contracts are substantially shorter than the terms of World Airways's lease obligations with respect to the aircraft. Approximately 64% and 17% of World Airways' contract backlog at March 31, 1997, relates to its multi-year contracts with Malaysian Airlines and Philippine Airlines, respectively. While the percentage of its 1997 block hour capacity that is currently under contract exceeds the comparable percentage in the past several years, World Airways still has substantial uncontracted capacity in the third and fourth quarters of 1997. In addition, a significant portion of World Airways' current contracts expire near the end of 1997. There can be no assurance that World Airways will be able to enter into additional contracts with new or existing customers or that it will be able to obtain enough additional business to fully utilize each aircraft. World Airways' financial results could be materially adversely affected even by relatively brief periods of low aircraft utilization and yields. In order to maximize aircraft utilization, World Airways does not intend to acquire new aircraft unless such aircraft would be necessary to service existing needs or World Airways has obtained additional ACMI contracts for the aircraft to service. World Airways is seeking to obtain additional ACMI contracts with new and existing customers, to which such new aircraft would be dedicated when placed in service, but World Airways can provide no assurance that it will obtain new ACMI contracts or that existing ACMI contracts will be renewed or extended.

Aging Aircraft.

        World Airways's existing fleet includes four DC10-30 aircraft which were manufactured between 1974 and 1988. Manufacturer Service Bulletins ("Service Bulletins") and the FAA's Airworthiness Directives ("Directives") issued under its "Aging Aircraft" program could cause DC10-30 aircraft operators to be subject to extensive aircraft examinations and require DC10-30 aircraft to undergo structural inspections and modifications to address problems of corrosion and structural fatigue at specified times. It is possible that Service Bulletins or Directives applicable to the types of aircraft or engines included in World Airways' fleet could be issued in the future. The cost of compliance with Directives and Service Bulletins cannot currently be estimated, but could be substantial and could have a material adverse effect on the financial condition or results of operations of World Airways.

Aircraft Fleet.

        Each of the aircraft in World Airways' existing fleet is to a large extent contractually dedicated by World Airways to the service of one or more customers, with limited aircraft available to provide back-up capability. Therefore, in the event the use of one or more of World Airways' aircraft was lost, World Airways might have difficulty fulfilling its obligations under one or more of these contracts, if it were unable to obtain substitute aircraft. Also, as World Airways enters into additional agreements to use its aircraft fleet on a year-round as opposed to seasonal basis, World Airways will have fewer aircraft available to meet the peak seasonal demands for its traditional customers such as Garuda for the Hadj pilgrimage and the USAF for short-term expansion flying. To continue to meet the peak seasonal demand requirements of its customers, World Airways will have to acquire additional aircraft on short-term leases. World Airways has historically been successful in obtaining MD-11 and DC10-30 aircraft and the financing necessary for the acquisition of such aircraft. There can be no assurance, however, that World Airways will be able to lease such aircraft or a satisfactory substitute, that the terms of such leases will be favorable to World Airways or that World Airways will be able to obtain satisfactory financing necessary for the acquisition of such aircraft in the future.

Reliance on Others.

        World Airways has entered into agreements with contractors, including other airlines, to provide certain facilities and services required for its operations, including all of World Airways' off-wing engine maintenance and most airframe maintenance. World Airways has also entered into agreements with contractors to provide security, ground handling and personnel training. Although World Airways believes that there are many advantages to outsourcing these activities, the failure of these contractors to provide essential services that are not otherwise entirely within the control of World Airways could have a material adverse effect on the financial condition or results of operations of World Airways.

Maintenance.

        Engine maintenance accounts for most of World Airways's annual maintenance expenses. Typically, the hourly cost of engine maintenance increases as the aircraft ages. World Airways outsources major airframe maintenance and power plant work to several suppliers. World Airways has a 10-year contract expiring in August 2003 with United Technologies Corporation's Pratt & Whitney Group for all off-wing maintenance on the PW 4462 engines that power its MD-11 aircraft. Under this contract, the manufacturer agreed to provide such maintenance services at a cost not to exceed specified rates per hour during the term of the contract. World Airways's maintenance costs associated with the MD-11 aircraft and PW 4462 engines have been significantly reduced due in part to manufacturer guarantees and warranties, which began to expire in 1995 and which will fully expire by 1998. In addition, the specified rate per hour is subject to annual escalation, increasing substantially in 1998. Accordingly, while World Airways believes the terms of this agreement have resulted in lower engine maintenance costs than it otherwise would incur, engine maintenance costs will increase substantially during the last five years of the agreement. World Airways has begun to accrue these increased expenses in 1997. Therefore, World Airways expects that maintenance expenses will continue to increase during the remainder of the term of the contract as World Airways's aircraft fleet ages.


Shareholders Agreement with MHS

        Under a shareholders agreement (the "Shareholders Agreement"), dated as of February 28, 1994, among World Airways, WorldCorp and MHS, WorldCorp has agreed to vote its shares of World Airways Common Stock to elect the number of directors nominated by MHS that represent MHS' proportionate interest in World Airways, but in no event less than two directors. In addition, World Airways is not permitted to consummate the sale of all or substantially all of its business or make a fundamental change in its line of business without the approval of the directors designated by MHS. Accordingly, MHS could block World Airways from entering into a transaction or taking actions that could be in the best interests of stockholders. Notwithstanding any other provision of the Shareholders Agreement, if without the prior written consent of MHS, World Airways sells all or substantially all of its business or fundamentally changes its line of business, then MHS has the right to require WorldCorp to purchase all or part of MHS' shares at fair market value, which could have the effect of discouraging WorldCorp from taking certain actions that could be in the best interests of other stockholders of World Airways. The Shareholders Agreement terminates if either WorldCorp's or MHS' ownership interest falls below 5% of the outstanding capital stock of World Airways.

Employee Relations

        World Airways' flight attendants are represented by the International Brotherhood of Teamsters (the "Teamsters") under a collective bargaining agreement which expires in August 2000. World Airways' flight attendants challenged the use of foreign flight attendant crews on World Airways' flights for Malaysian Airlines and Garuda which has historically been World Airways' operating procedure. World Airways is contractually obligated to permit its Southeast Asian customers to deploy their own flight attendants. While the arbitrator in this matter recently denied the Union's request for back pay to affected flight attendants for flying relating to the 1994 Hadj, the arbitrator concluded that World Airways' contract with its flight attendants requires World Airways to first actively seek profitable business opportunities that require using World Airways' flight attendants, before World Airways may accept wet lease business opportunities that use the flight attendants of World Airways' customers. World Airways can provide no assurances as to how the imposition of this requirement will affect World Airways' financial condition or results of operations. World Airways's cockpit crew members, who are also represented by the Teamsters, are subject to a four-year collective bargaining agreement expiring in June 1998. World Airways is unable to predict whether any of its employees not currently represented by a labor union, such as World Airways's maintenance personnel, will elect to be represented by a labor union or collective bargaining unit. The election of such employees for representation in such an organization could result in employee compensation and working condition demands that could have a material adverse effect on the financial condition or results of operations of World Airways.

World Airways' NOLs

        As of December 31, 1996, World Airways had net operating loss carryforwards ("NOLs") for federal income tax purposes of $104.7 million ($38.1 million of which is subject to a $6.9 million annual limitation as a result of an ownership change of World Airways for tax purposes in 1991). These NOLs, if not utilized to offset taxable income in future periods, will expire between 1998 and 2011. Use of World Airways' NOLs in future years could be further limited if an ownership change were to occur in the future. While World Airways believes that the sale of common stock in its initial public offering (the "Offering") did not cause an ownership change, the application of the Internal Revenue Code in this area is subject to interpretation by the Internal Revenue Service. Also, any future transactions in World Airways' or WorldCorp's stock could cause an ownership change. In the event that more than approximately $5.0 million of the outstanding 7% Debentures of WorldCorp are converted into WorldCorp common stock, WorldCorp believes an ownership change will occur. In addition, there can be no assurances that operations of World Airways will generate taxable income in future years so as to realize a tax benefit from its NOLs. The NOLs are subject to examination by the IRS and, thus, are subject to further adjustment or disallowance resulting from any such IRS examination. Accordingly, prospective purchasers of the common stock of World Airways should not assume the unrestricted availability of World Airways' currently existing or future NOLs, if any, in making their investment decisions.

Seasonality.

        Historically, World Airways's business has been significantly affected by seasonal factors. During the first quarter, World Airways typically experiences lower levels of utilization and yields due to lower demand for passenger and cargo services relative to other times of the year. World Airways experiences higher levels of utilization and yields in the second quarter, principally due to peak demand for commercial passenger services associated with the annual Hadj pilgrimage. In 1997, World Airways's flight operations associated with the Hadj pilgrimage occurred from March 15 to May 20. Because the Islamic calendar is a lunar-based calendar, the Hadj pilgrimage occurs approximately 10 to 12 days earlier each year relative to the Western (Gregorian) calendar. As a result, revenues resulting from future Hadj pilgrimage contracts will continue to shift from the second quarter to the first quarter over the next several years. World Airways believes that its contracts with Malaysian Airlines and the USAF should lessen the effect of these seasonal factors.

Limitation on Voting by Foreign Citizens

        Under applicable regulatory restrictions, because World Airways is a U.S. certificated flag carrier, no more than 25% of the voting stock of World Airways can be owned or controlled, directly or indirectly, by persons who are not U.S. citizens ("Foreign Citizens"). World Airways' Certificate of Incorporation and Bylaws provide that no shares of capital stock may be voted by or at the direction of Foreign Citizens unless such shares are registered on a separate stock record (the "Foreign Stock Record"). Currently, MHS owns approximately 16.7% of the outstanding shares of World Airways Common Stock. No shares of World Airways Common Stock owned by Foreign Citizens will be registered on the Foreign Stock Record of World Airways to the extent that the aggregate ownership by Foreign Citizens reflected in the Foreign Stock Record would exceed 25% of World Airways' outstanding shares of World Airways Common Stock.

Legal and Administrative Proceedings

        World Airways and WorldCorp (the "World Defendants") are defendants in litigation brought by the Committee of Unsecured Creditors of Washington Bancorporation (the "Committee") in August 1992, captioned Washington Bancorporation v. Boster, et. al., Adv. Proc. 92-0133 (Bankr. D.D.C.) (the "Boster Litigation"). The complaint asserts that the World Defendants received preferential transfers or fraudulent conveyances from Washington Bancorporation when the World Defendants received payment at maturity on May 4, 1990 of Washington Bancorporation commercial paper purchased on May 3, 1990. The Committee seeks recovery of approximately $4.8 million from World Airways and approximately $2.0 million from WorldCorp. Under a settlement agreement which remains subject to certain contingencies, the plaintiff has agreed to dismiss with prejudice the Boster Litigation against all defendants, including the World Defendants, with each party to bear its own costs. In that event, the World Defendants would not have any further liability in the Boster Litigation. In light of the proposed settlement, the district court has dismissed the lawsuit against the World Defendants, subject to reinstatement if the settlement does not become final. The FDIC and MONY each has the option to terminate the settlement if a certain contingency is not satisfied by June 30, 1997. That contingency requires the IRS to agree that it will not assert any additional tax claims against Washington Bancorporation that could require a net payment by Washington Bancorporation to the IRS. The World Defendants understand that the IRS has so agreed but approval must still be obtained from the Joint Committee on Taxation of the United States Congress, before which the issue has been pending since April 22, 1997. In any event, World Airways and WorldCorp believe they have defenses to this action, although no assurance can be given of the eventual outcome of this litigation. Depending upon the timing of the resolution of this claim, if the Committee were successful in recovering the full amount claimed, the resolution could have a material adverse effect on the financial condition or results of operations of World Airways and WorldCorp.

             World Airways has periodically received correspondence from the FAA with respect to minor noncompliance matters. In November 1996, as the FAA has increased its scrutiny of U.S. airlines, World Airways was assessed a preliminary fine of $810,000 in connection with certain minor security violations by ground handling crews contracted by World Airways for services at foreign airport locations. Under 49 U.S.C., Section 46301, any violation of pertinent provisions of 49 U.S.C. Subsection 40101 or related rules is subject to a civil penalty for each violation. Upon review of the evidence or facts and circumstances relating to the violation, the statute allows for the compromise of proposed civil penalties. The proposed penalties were imposed by the FAA in connection with recent inspections at foreign airport facilities and relate primarily to ground handling services provided by World Airways' customers in connection with their operations; specifically, the inspection procedures of its aircrafts, passengers and associated cargo. As previously indicated in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, in each of these instances, World Airways was in compliance with international regulations, but not the more stringent U.S. requirements, despite the fact that the flights in question did not originate or terminate in the United States. World Airways has taken steps to comply with the U.S. requirements and is currently working with the FAA to settle these claims and believes that any fines ultimately imposed by the FAA will not have a material adverse effect on the financial condition or results of operations of World Airways. While World Airways believes it is currently in compliance in all material respects with all appropriate standards and has all required licenses and authorities, any material non-compliance by World Airways therewith or the revocation or suspension of licenses or authorities could have a material adverse effect on the financial condition or results of operations of World Airways.

        In connection with the discontinuance of World Airways' scheduled service operations, World Airways is subject to claims by various third parties and may be subject to further claims in the future. One claim which had been filed in connection with World Airways' discontinuance of scheduled service to South Africa, sought approximately $37.8 million in compensatory and punitive damages has been settled by the parties, for approximately $0.7 million.

        In addition, World Airways is party to routine litigation and administrative proceedings incidental to its business, none of which is believed by World Airways to be likely to have a material adverse effect on the financial condition of World Airways.

Possible Volatility of Stock Price.

        The market price of the World Airways Common Stock has been subject to significant fluctuations in response to World Airways' operating results and other factors and there can be no assurance that the market price of World Airways Common Stock will not decline in the future. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the World Airways Common Stock.

Restrictions on Payment of Dividends.

        The Credit Agreement contains restrictions on World Airways' ability to pay dividends on the World Airways Common Stock. Additionally, WorldCorp is subject to the provisions of the 7% Indenture, under which WorldCorp is obligated to cause World Airways not to pay dividends upon the occurrence of any events of default by WorldCorp under the 7% Indenture. Moreover, under the Indenture, WorldCorp is obligated not to pay dividends excepted under limited circumstances.

Anti-takeover Provisions; Certain Provisions of Delaware Law, Certificate of Incorporation and Bylaws.

        Certain provisions of Delaware law, World Airways' Certificate of Incorporation and Bylaws and the Shareholders Agreement could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of World Airways. Certain of these provisions allow World Airways to issue preferred stock with rights senior to those of the common stock of World Airways without any further vote or action by the holders of common stock of World Airways. The issuance of preferred stock of World Airways could decrease the amount of earnings and assets available for distribution to the holders of common stock of World Airways or could adversely affect the rights and powers, including voting rights, of the holders of the common stock of World Airways. In certain circumstances, such issuance could have the effect of decreasing the market price of the World Airways Common Stock.

Control by WorldCorp; Potential Conflicts of Interest

        As of March 31, 1997, WorldCorp owned approximately 61.6% of the outstanding World Airways Common Stock. WorldCorp is a holding company that owns positions in two companies: InteliData and World Airways. WorldCorp is highly leveraged and therefore requires substantial funds to cover debt service each year. As a holding company, all of WorldCorp's funds are generated through its subsidiaries, neither of which is expected to pay dividends in the foreseeable future. As a result of WorldCorp's cash requirements, it may be required to sell additional shares of World Airways Common Stock during 1997, and such sales, or the threat of such sales, could have a material adverse affect on the market price on World Airways Common Stock. World Airways' ability to pay dividends is subject to certain restrictions contained within the 7% Indenture and the Indenture, respectively. See "-- Restrictions on Payment of Dividends" Except as limited by contractual arrangements with MHS, WorldCorp also is in a position to control the outcome of substantially all issues submitted to World Airways' stockholders, including the election of all of World Airways' Board of Directors, adoption of amendments to World Airways' Certificate of Incorporation, and approval of mergers. Under Delaware law, WorldCorp may approve certain actions by written consent without a meeting of the stockholders of World Airways. In addition, World Airways' Board of Directors has eight members, one of whom, T. Coleman Andrews, III, is Chairman of the Board of Directors of WorldCorp.

        The managements of WorldCorp and World Airways are currently exploring ways to maximize value for the shareholders of each company. WorldCorp is currently evaluating the feasibility of a disposition of its interest in World Airways through a secondary offering or a sale to a third party. There can be no assurances, however, that any such transactions will ultimately be consummated.

        In addition, World Airways has announced its intention to purchase up to one million shares of its publicly-traded common stock pursuant to open market transactions. As of March 31, 1997, World Airways had purchased 770,000 shares of common stock of World Airways for an aggregate cost of $7.8 million pursuant to such purchases. World Airways does not intend to purchase any additional shares at this time.

Risks Related to the Air Transportation Industry:

Cyclical Nature of Air Carrier Business

        World Airways operates in a challenging business environment. The air transportation industry is highly sensitive to general economic conditions. Since a substantial portion of passenger airline travel (both business and personal) is discretionary, the industry tends to experience severe adverse financial results during general economic downturns and can be adversely affected by unexpected global political developments. The financial results of air cargo carriers are also adversely affected by general economic downturns due to the reduced demand for air cargo transportation. In 1993 and 1994, the combination of a generally weak global economy and the depressed state of the air transportation industry adversely affected World Airways' operating performance. Although World Airways recently has experienced a growth in demand, such that block hours flown from continuing operations increased in 1996 by 23% over 1995, there can be no assurance that this level of growth will continue.

Competition

        The market for outsourcing air passenger and cargo ACMI services is highly competitive. Certain of the passenger and cargo air carriers against which World Airways competes possess substantially greater financial resources and more extensive facilities and equipment than those which are now, or will in the foreseeable future become, available to World Airways. World Airways believes that the most important bases for competition in the ACMI outsourcing business are the age of the aircraft fleet, the passenger, payload and cubic capacities of the aircraft, and the price, flexibility, quality and reliability of the air transportation service provided. Competitors in the ACMI outsourcing market include MartinAir Holland, Tower Air and American TransAir and all-cargo carriers, such as Atlas Air, Gemini Air Cargo, Polar Air Cargo and Kitty Hawk, and scheduled and non-scheduled passenger carriers which have substantial belly capacity. The ability of World Airways to achieve the growth anticipated by its strategic plan depends upon its success in convincing major international airlines that outsourcing some portion of their air passenger and cargo business remains more cost-effective than undertaking passenger or cargo operations with their own incremental capacity and resources. The allocation of military air transportation contracts by the USAF is based upon the number and type of aircraft a carrier, alone or through a teaming arrangement, makes available for use in times of national emergencies. The formation of competing teaming arrangements comprised of larger partners than those sponsored by World Airways, an increase by other air carriers in their commitment of aircraft to the emergency program, or the withdrawal of World Airways' current partners, could adversely affect the size of the USAF contracts, if any, which are awarded to World Airways in future years.

Regulation

        World Airways is subject to government regulation and control under the laws of the United States and the various other countries in which it operates. It is also governed by bilateral services agreements between the U.S. and the countries to which World Airways provides airline service. World Airways is subject to Title 49 of the United States Code (the "Transportation Code"), under which the DOT and the Federal Aviation Administration (the "FAA") exercise regulatory authority. Additionally, foreign governments assert jurisdiction over air routes and fares to and from the U.S., airport operation rights and facilities access. Due to its participation in CRAF, World Airways is subject to inspections approximately every two years by the USAF as a condition to retaining its eligibility to provide military charter flights. The USAF may terminate its contract with World Airways if World Airways fails to pass such inspection or otherwise fails to maintain satisfactory performance levels. World Airways has periodically received correspondence from the FAA with respect to minor noncompliance matters.

Insurance Coverage and Expenses

        World Airways is exposed to potential losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and the consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. World Airways is required by the DOT to carry liability insurance on each of its aircraft. Although World Airways believes its current insurance coverage is adequate and consistent with the current industry practice, there can be no assurance that the amount of such coverage will not be changed or that World Airways will not bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the financial condition or results of operations of World Airways. In addition, World Airways' insurance expenses could significantly increase if World Airways were to provide service to destinations where military action is taking place. Any such increases in expenses could have a material adverse effect on the financial condition or results of operations of World Airways. As is customary in the airline business, World Airways has no business interruption insurance. Any extended interruption of World Airways' operations due to the loss, or unavailability due to unscheduled servicing or repair, or lack of availability of substitute aircraft could have a material adverse effect on the financial condition or results of operations of World Airways.

Aviation Fuel

        The air transportation industry in general is affected by the price and availability of aviation fuel. Both the cost and availability of aviation fuel are subject to many economic and political factors and events occurring throughout the world and remain subject to the various unpredictable economic and market factors that affect the supply of all petroleum products. Fluctuations in the price of fuel have not had a significant impact on World Airways' operations in recent years because, in general, World Airways' ACMI contracts with its customers limit World Airways' exposure to increases in fuel prices. However, a substantial increase in the price or the unavailability of aviation fuel could have a material adverse effect on the air transportation industry in general and the financial condition and results of operations of World Airways.

Risk Factors with Respect to InteliData:

Uncertainty as to Future Financial Results

        InteliData believes that the Merger will offer opportunities for long-term efficiencies that should positively affect future operating results of the combined companies. However, the combined companies will be more complex and diverse than either US Order or Colonial Data individually, and the combination and continued operation of their distinct business operations will present difficult challenges for InteliData's management due to the increased time and resources required in the management effort. While the management and the Board of Directors of InteliData believe that the combination can be effected in a manner that will realize the value of the two companies, neither management group has experience in combinations of this size or complexity. Accordingly, there can be no assurance that the process of effecting the business combination can be effectively managed to realize the operational efficiencies anticipated to result from the Merger.

        Following the Merger, in order to maintain and increase profitability, the combined Company will need to successfully integrate and streamline overlapping functions. The two predecessor companies had different systems and procedures in many operational areas that must be rationalized and integrated. There can be no assurances that integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The integration of certain operations following the Merger will require the dedication of management resources that may temporarily distract attention from the day-to-day business of the combined companies. Failure to effectively accomplish the integration of the two companies' operations could have an adverse effect on InteliData's results of operation and financial condition.

Developing Marketplace

        Home banking and smart telephones are developing markets. Consumer preferences in interactive technologies are difficult to predict. InteliData's future growth and profitability will depend, in part, upon consumer acceptance of electronic home banking and smart telephone technologies and a significant expansion in the consumer market for telephone-based interactive applications technologies. Even if these markets experience substantial growth, there can be no assurance that InteliData's products and services will be commercially successful or benefit from such growth.

        Much of InteliData's success in the smart telephone market depends on InteliData's ability to meet design specifications and delivery requirements for its products and services. There can be no assurance of the timing of introduction of, necessary regulatory approvals for, or market acceptance of these services and applications. InteliData faces competition in these markets from other emerging interactive applications delivered through personal computers, cable television and Integrated Service Digital Network ("ISDN").

Fluctuations in Operating Results

        Historically, US Order and Colonial Data have experienced fluctuations in quarterly operating results, and accordingly, InteliData may experience fluctuations in quarterly operating results due to a variety of factors, some of which are beyond InteliData's control. These include the size and timing of customer orders or the royalty payments from Visa InterActive, if any, changes in InteliData's pricing policies or those of its competitors, new product introductions or enhancements by competitors, delays in the introduction of new products or product enhancements by InteliData or by its competitors, customer order deferrals in anticipation of upgrades and new products, market acceptance of new products, the timing and nature of sales, marketing, and research and development expenses by InteliData and its competitors, the timing of programs offering Caller ID or other intelligent network services by a telco, disruptions in sources of supply, the effects of regulation on Caller ID and other intelligent network services, the timing and extent of promotional activities by a telco, changes in service charges by a telco, other changes in operating expenses, personnel changes and general economic conditions. Additionally, certain RBOCs have entered into merger agreements. InteliData is unable to assess the future effect on the company of these mergers, if consummated, and of other possible consolidations in the telecommunications industry. No assurance can be given that such quarterly variations will not occur in the future and, accordingly, the results of any one quarter may not be indicative of the operating results for future quarters.

Reliance on Caller ID Revenues

        A substantial majority of InteliData's revenues are derived from sales and leases of its Caller ID products. The sale or lease of these products is directly linked to the implementation and promotion of Caller ID service by telcos. The timing of such implementation may be affected by government regulation, by changes in the telecommunications industry resulting from changes in the regulatory and competitive environment, by switch and software upgrades and by other factors. There can be no assurance that telcos will continue to introduce and promote this service successfully or that it will gain widespread market acceptance. Delays in the introduction of Caller ID service in local markets or failure of this service to gain widespread market acceptance would materially and adversely affect InteliData's business, operating results and financial condition.

Concentration of Distribution of Products and Services

        InteliData sells its telecommunications products and services to telcos, individual telephone subscribers, other equipment manufacturers on a private label basis ("private label customers") and retail chains. In addition, InteliData leases its products to individual telco subscribers. Sales and leases to individual telco subscribers are largely dependent on direct fulfillment distribution arrangements with certain RBOCs and other telcos. Since InteliData views the telcos with which it maintains direct fulfillment relationships as its customers, it considers its customer base to be highly concentrated. InteliData's current telco fulfillment arrangements are not exclusive and may be terminated by either party. For the first quarter ended March 31, 1997, InteliData's two largest customers, WorldWide Telecom Partners, Inc. and US West Communications, Inc. accounted for 16% and 13% of InteliData's revenues, respectively. The loss of any one or more of InteliData's major customers or the termination of its distribution arrangements with any telco or the failure to be selected for significant orders or programs by a telco could materially and adversely affect InteliData's business, operating results, and financial condition. In addition, consolidation in the telecommunications industry or changes in the telecommunications regulatory environment could result in the loss of such customers or business.

InteliData Common Stock Owned by WorldCorp

        As of March 31, 1997, WorldCorp beneficially owned approximately 29% of the outstanding InteliData Common Stock. WorldCorp is highly leveraged, and therefore requires substantial funds to meet debt service requirements each year. As a result of WorldCorp's cash requirements, it may be required to sell shares of InteliData's Common Stock during 1997 and such sales, or the threat of such sales, could have a material adverse effect on the market price for InteliData's common stock. In addition, InteliData's Board of Directors has nine members, four of whom also serve on the Board of Directors of WorldCorp. As a result of membership on InteliData's Board and stock ownership, WorldCorp may have a significant influence on the decisions made by InteliData.

Technological Considerations

        InteliData's business activities are concentrated in fields characterized by rapid and significant technological advances. There can be no assurance that InteliData will remain competitive technologically or that InteliData's products, processes or services will continue to be reflective of such advances. Failure to introduce new products or product enhancements that achieve market acceptance on a timely basis could materially and adversely affect InteliData's business, operating results and financial condition. There can be no assurance that InteliData will not encounter unanticipated technical, marketing or other problems or delays relating to new products, features or services which InteliData has recently introduced or which it may introduce in the future. Moreover, there can be no assurance that

InteliData's new products, features or services will be successful, that the introduction of new products, features or services by InteliData's competitors will not materially and adversely affect the sales of InteliData's existing products or that InteliData will be able to adapt to future changes in the telecommunications industry. Most of InteliData's competitors and potential competitors have significantly greater financial, technological and research and development resources than InteliData.

Dependence on Foreign Production

        InteliData's Caller ID units and certain other products, including the smart telephone, the Telesmart 4000/Intelifone(TM), are manufactured by companies with facilities in Hong Kong, Malaysia, and the People's Republic of China. These facilities are supplemented, in part, by other manufacturers in Asia for certain integrated telephone and small business system products and by limited manufacturing facilities in Connecticut. The availability or cost of these Caller ID units and smart telephones may be adversely affected by political, economic or labor conditions in Hong Kong, Malaysia or the People's Republic of China, including the 1997 return of Hong Kong to China, and by fluctuations in currency exchange rates. In addition, a change in the tariff structure or other trade policies of the United States or countries from which InteliData will import products could adversely affect InteliData's foreign manufacturing strategies.

Restrictions from the Visa Agreement

        As a condition of Visa's acquisition of InteliData's bill payment operations and technology (the "Visa Bill-Pay System"), InteliData has agreed to work exclusively with Visa in certain areas and to refrain from certain activities that are in competition with Visa and its affiliates. These covenants may increase InteliData's reliance upon Visa. InteliData's dependence on Visa, and the terms of the agreement between the parties, may have a material adverse effect on InteliData.

Importance of Strategic Alliances

        One of InteliData's business strategies is to manufacture or sell its products and services through strategic alliances. The success of this strategy will depend to an extent both on the ultimate success of its strategic partners as well as on the ability of its partners to successfully market InteliData's products and services. There can be no assurance that any alliance partners will view their alliance with InteliData as significant for their own businesses or that they will not reassess their commitment to InteliData at any time in the future.

Competition

        Consumer Telecommunications
        ---------------------------

        The market for InteliData's products is highly competitive and subject to increased competition resulting from rapid technological change as well as resulting from changes in the telecommunications regulatory environment, the telecommunications industry consolidation and the emergence of new market entrants. At present, InteliData's principal competitors are CIDCO, Lucent and Northern Telecom. InteliData's Caller ID products also compete with Caller ID telephones offered by Panasonic, Sony, Thomson and US Electronics.

        Marketing of InteliData's smart telephone is subject to competition from smart telephones marketed or developed by Philips, Northern Telecom and CIDCO as well as other emerging platforms for interactive applications delivered through personal computers and cable television. InteliData expects competition in the markets for its consumer telecommunications products and services to increase in the future and expects competition from existing and new competitors, possibly including RBOCs, other telcos or other current customers, as well as from network switch-based services and from the increased application of cellular technology. InteliData's primary current and potential competitors in the market for its consumer telecommunications products and services have substantially greater financial, marketing and technical resources than InteliData. Competition could materially and adversely affect InteliData's results of operations through price reductions and loss of market share.

        InteliData competes with a large number of competitors for its repair services and other services supporting the development and implementation of intelligent network services. Several of InteliData's competitors in the market for such services have substantially greater financial, marketing and technological resources than InteliData. There can be no assurance that InteliData will be able to continue to compete successfully against its existing competitors or that it will be able to compete successfully against new competitors.

        Electronic Commerce
        -------------------

        The market for interactive products and services is highly competitive and subject to rapid innovation and technological change, shifting consumer preferences and frequent new product introductions. InteliData's home banking products and services compete with services offered by a number of competitors and competition may intensify as a result of new market entrants. Banks have developed home banking products for their own customers and, in the future, may offer these services to other banks. Non-banks also may develop home banking products to offer to banks. Computer software and data processing companies also offer home banking services. Visa competes with other organizations, including MasterCard International, Inc. ("MasterCard"), which offers its Masterbanking home banking service through CheckFree Corporation. Many competitors exist for InteliData's various banking products including other manufacturers of touch-tone response systems, other financial software companies and financial services software and service companies. InteliData believes that its primary competition for its customer support services will come from financial institutions and third parties that choose to offer customer support services either directly through Visa's customer support messaging standard ("CSMS") product or on their own. InteliData expects that competition in all of these areas will increase in the near future.

Relationship with Visa

        InteliData sold the Visa Bill-Pay System to Visa on August 1, 1994, for approximately $15 million in cash, the assumption of certain liabilities and rights to a 72-month royalty period commencing January 1, 1995 and ending December 31, 2000 (the "Royalty Period"). Visa subsequently transferred these assets to Visa InterActive, its wholly owned subsidiary. The royalty obligation is based on the number of customers who use the Visa Bill-Pay System during the Royalty Period. The agreement with Visa expressly provides that the royalty will apply only if the means by which a customer makes an electronic bill payment involves the use of a "significant portion" of the Visa Bill-Pay System.

        Royalties to InteliData are calculated and paid by Visa InterActive quarterly during the Royalty Period. Because the amount of the royalties to InteliData is dependent upon the number of customers that use the Visa Bill-Pay System on a monthly basis during the Royalty Period, InteliData cannot provide any assurances of the amount of royalties, if any, that will be payable by Visa InterActive to InteliData. The royalty payment will be reduced for each quarter through December 31, 1997, by an offset amount (the "Visa Offset") which was initially set at $73,000. If the royalty payment that would otherwise be due in respect of a quarter is smaller than the offset amount for that quarter, no royalty payment will be made to InteliData, and the difference between $73,000 and the royalty otherwise due will increase the size of the Visa Offset for the next quarter. The aggregate amount of the Visa Offset for the Royalty Period is $880,000. InteliData did not receive any royalty revenue from Visa in 1996 due to the Visa Offset and does not expect to receive any royalty revenue after application of the Visa Offset until at least the second half of 1997.

        In addition, under the terms of its agreement with Visa, Visa InterActive is not obligated to pay royalties to InteliData for active bank customers who utilize home banking and bill payment technology independently developed by Visa InterActive. If Visa InterActive independently develops or acquires its own home banking and bill payment technology which does not use or build upon InteliData's technology, this could have a material adverse effect on the amount of royalties payable by Visa InterActive to InteliData. As a condition of Visa's acquisition of the Visa Bill-Pay System, InteliData has agreed to work exclusively with Visa in certain areas and to refrain from certain activities that are in competition with Visa and its affiliates. These covenants may increase InteliData's reliance upon Visa.

Dependence on Key Employees

        InteliData is highly dependent on certain key executive officers and technical employees to manage the operations and business of InteliData as well as to implement the business plans of InteliData on an ongoing basis. The loss of any such key employees could have an adverse impact on the future operations of InteliData.

Regulation

        The Telecommunications Act of 1996 and regulations or orders promulgated thereunder may result in or accelerate changes in various aspects of the telecommunications industry, including the competitive environment, the delivery and pricing of various telecommunications products and services and possible consolidation. Although InteliData is unable to predict what effect, if any, the Telecommunications Act of 1996 or other regulatory developments may have upon the telecommunications industry or InteliData's business, any such effects could have a material adverse impact on the future operations of InteliData.

        In the United States, Caller ID and other intelligent network services are subject to federal and state regulation. Caller ID and other intelligent network services may in the future be subject to further regulation by the federal government, state public utility commissions and other regulatory authorities, as well as court challenges, including possible challenges due to protests from special interest groups that object to such services on the basis of privacy concerns. An order issued by the FCC effective December 1, 1995, requires all United States telephone service providers with Signaling System 7 switching architecture to transmit to each other without charge Caller ID number information on interstate calls within the United States (except for public pay phones and party lines). The FCC's order also requires that telcos that offer Caller ID service must provide to their telephone subscribers without charge a per-call blocking mechanism to block the transmission of their Caller ID information on interstate calls and must inform subscribers that their telephone numbers may be identified to a called party and how to use this blocking capability.

Volatility of Stock Price

        The market price of InteliData's Common Stock has experienced significant volatility. The stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology and developmental stage companies and that has often been unrelated to the operating performance of such companies. Factors such as announcements of the introduction of new products or services by InteliData or its competitors, announcements of joint development efforts or corporate partnerships in the interactive applications industry, market conditions in the banking, telecommunications and other emerging growth company sectors and rumors relating to InteliData or its competitors may have a significant impact on the market price of InteliData's Common Stock.

Limited Proprietary Protection

        InteliData possesses limited patent or registered intellectual property rights with respect to its technology. InteliData depends in part upon its proprietary technology and know-how to differentiate its products from those of its competitors and works independently and from time to time with third parties with respect to the design and engineering of its own products. InteliData also relies on a combination of contractual rights and trade secret laws to protect its proprietary technology. There can be no assurance, however, that InteliData will be able to protect its technology or successfully develop new technology or gain access to such technology or that third parties will not be able to develop similar technology independently or that competitors will not obtain unauthorized access to InteliData's proprietary technology, that third parties will not misuse the technology to which InteliData has granted access, or that InteliData's contractual or legal remedies will be sufficient to protect InteliData's interests in its proprietary technology.

        Certain of Lucent's Caller ID patents are licensed by Lucent to InteliData and others, including InteliData's competitors. If the Lucent license were terminated and InteliData were unable to negotiate a new patent license agreement with Lucent, InteliData would no longer be authorized to manufacture or sell Caller ID products in the

United States other than to the RBOCs and to Lucent. As a result, InteliData's business would be materially and adversely affected.

Limited Sources of Supply

        The key components used in InteliData's products are currently being purchased from multiple sources, except for its application specific integrated circuit ("ASIC") chips, which are purchased from a single source, Integrated Circuit Systems, Inc. Although InteliData believes it could develop other sources for each of the components for its products, the process could take several months. The inability or refusal of any such source to continue to supply components could have a material adverse effect on InteliData pending the development of an alternative source.

                                USE OF PROCEEDS

        The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, the Company will receive in exchange Old Notes in like principal amount, the terms of which are the same in all material respects as the form and terms of the New Notes except that (i) the New Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof and (ii) the New Notes will be subject to the requirements of the Trust Indenture Act and therefore will be issued under an Indenture that provides for various rights and benefits of the holders of the New Notes to be exercisable, received and coordinated through a Trustee in the manner required by the Trust Indenture Act. The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the indebtedness of the Company.

        The net proceeds received by the Company from the offering of the Old Notes was approximately $10.0 million and was used to repay a portion of the amount outstanding under the Renegotiated Bridge Loan.

                               THE EXCHANGE OFFER

General

        In connection with the sale of the Old Notes, the purchasers thereof became entitled to the benefits of certain registration rights as set forth in the Purchase Agreement. Pursuant to the Purchase Agreement, the Company agreed, to file, at its cost, a registration statement with the Commission with respect to registration of the New Notes under the Securities Act and to use its best efforts to have such registration statement declared effective, which registration will be effected through the Exchange Offer. Upon such registration statement being declared effective, the Company has agreed to offer the New Notes in return for surrender of the Old Notes. For each Old Note surrendered to the Company under the Exchange Offer, the Holder will receive a New Note of equal principal amount. Interest on each New Note will accrue from March 31, 1997. In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or under certain other circumstances, the Company has agreed to file, at its cost, a shelf registration statement with the Commission with respect to resales of the Old Notes under the Securities Act, and to use its reasonable best efforts to cause to become effective a shelf registration statement with respect to resales of the Old Notes. The Company shall, in the event of such a shelf registration, provide to each holder copies of the prospectus, notify each holder when the shelf registration statement for the Old Notes has become effective and take certain other actions as are required to permit resales of the Old Notes.

        In the event the Exchange Offer is consummated, the Company will not be required under the Purchase Agreement to file a shelf registration statement to register any outstanding Old Notes. The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged New Notes for all outstanding Old Notes pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, New Notes for all Old Notes that have been tendered and not withdrawn on the Expiration Date. In such event, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Description of New Notes--Registration Rights" and "Risk Factors."

        Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes properly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in denominations of $1,000 and integral multiples thereof.

        Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery requirements of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Notes. Any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes could not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

        This Prospectus, together with the accompanying letter of transmittal (the "Letter of Transmittal"), is being sent to all registered holders of Old
Notes as of             , 1997 (the "Record Date").

        The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to Norwest Bank Minnesota, National Association (the "Exchange Agent"). See "-- Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving New Notes from the Company and delivering New Notes to such holders.

        If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

        Holders of Old Notes who tender pursuant to the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

Expiration Date; Extensions; Amendments

        The term "Expiration Date" shall mean             , 1997, unless the
Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

        In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

        The Company reserves the right (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the exchanging holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

        Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

Interest on the New Notes

        The New Notes will bear interest from March 31, 1997, payable semiannually on March 31 and September 30, of each year commencing on September 30, 1997, at the rate of 10.00% per annum. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from March 31, 1997 until the date of the issuance of the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on September 30, 1997 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer.

Procedures for Tendering

        To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

        The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

        Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

        The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use a reliable overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to the Company.

        Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

        Any beneficial holder whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

        Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special

Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

        If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes.

        If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

        All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

        In addition, the Company reserves the right in its sole discretion to
(a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "Termination," to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

Guaranteed Delivery Procedures

        Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date may effect a tender if:

        (a)   The tender is made through an Eligible Institution;

        (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes to be tendered in prior form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

        (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

Withdrawal of Tenders

    Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange.

    To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

Termination

    Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange New Notes for, any Old Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes if: (i) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, that, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer, (ii) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute rule or regulation is interpreted by the staff of the Commission in a manner, that, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer, or
(iii) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company that is or may be adverse to the Company, or the Company shall have become aware of facts that have or may have adverse significance with respect to the value of the Notes or the New Notes, which, in the reasonable judgment of the Company, in any of these cases, and regardless of the circumstances (including any action by the Company) giving rise to any such condition, makes it inadvisable to proceed with the Exchange Offer or with such acceptance for exchange or with such exchange.

    If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes, (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn, or (iv) amend the offer. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders if the Old Notes, if the Exchange Offer would otherwise expire during such period. See "Description of New Notes - Registration Rights."

Exchange Agent

        Norwest Bank Minnesota, National Association, the Trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

By Mail:               Norwest Bank Minnesota, National Association
                       P.O. Box 1517
                       Minneapolis, Minnesota  55480-1517
                       Attention:  Corporate Trust Operations

By Overnight Courier:  Norwest Bank Minnesota, National Association
                       Norwest Center
                       6th and Marquette Avenue
                       Minneapolis, Minnesota  55479-0069
                       Attention: Corporate Trust Operations
                       Facsimile Transmission:  (612) 667-4927
                       Confirm by Telephone:  (612) 667-9764

By Hand:               Norwest Bank Minnesota, National Association
                       Northstar East, 12th Floor
                       608 2nd Avenue
                       Minneapolis, Minnesota  55479-0113
                       Attention: Corporate Trust Operations


Fees and Expenses

          The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and employees of the Company and its affiliates in person, by telegraph or telephone.

          The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services estimated to be approximately $1,000 and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

          The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company.

          The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

          The expenses of the Exchange Offer will be amortized by the Company over the term of the New Notes under generally accepted accounting principles.

                            DESCRIPTION OF OLD NOTES

          The Old Notes were issued and sold on September 30, 1996, in transactions not registered under the Securities Act, in reliance upon the exemption provided in Section 4(2) of the Securities Act and the rules promulgated thereunder. Accordingly, the Old Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered hereunder in order to satisfy certain of the obligations of the Company under the Purchase Agreement relating to the registration of the New Notes under the Securities Act. The form and terms of the New Notes are the same in all material respects as the form and terms of the Old Notes except that (i) the New Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof (other than as provided below), (ii) the New Notes will be issued free from any covenant regarding registration, and (iii) the New Notes will be subject to the requirements of the Trust Indenture Act, and therefore will be issued under the Indenture that provides for various rights and benefits of the holders of the New Notes to be exercisable, received and coordinated through a Trustee in the manner required by the Trust Indenture Act. The other material terms of the New Notes as set forth in the Indenture are identical to such material terms as set forth in the Purchase Agreement. See "Description of New Notes."

                            DESCRIPTION OF NEW NOTES

          The form and terms of the New Notes are the same in all material respects as the form and terms of the Old Notes except that (i) the New Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof, (ii) the New Notes will be issued free from any covenant regarding registration, and (iii) the New Notes will be subject to the requirements of the Trust Indenture Act, and therefore will be issued under an Indenture that provides for various rights and benefits of the holders of the New Notes to be exercisable, received and coordinated through a trustee in the manner required by the Trust Indenture Act.

          The New Notes will be, issued under an Indenture, dated as of September 30, 1996 (the "Indenture"), among the Company, as Issuer, and Norwest Bank Minnesota, National Association, as Trustee (the "Trustee"). The Indenture is governed by the Trust Indenture Act.

          The following summary of the material provisions of the Indenture and the New Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the New Notes including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act. Whenever particular Sections or defined terms of the Indenture not otherwise defined herein are referred to, such Sections or defined terms are incorporated herein by reference. References in this section to the "Notes" shall be references to the Old Notes and the New Notes.

          The Indenture authorizes a maximum principal amount of $10,000,000 of New Notes at any one time outstanding. The New Notes will be issued solely in exchange for an equal principal amount of Old Notes pursuant to the Exchange Offer. See "-- Registration Rights."

General

          The Old Notes are, and the New Notes will be, unsecured senior subordinated obligations of the Company and will mature on September 30, 2000. The New Notes will bear interest at the rate of 10.00% from March 31, 1997 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on March 31 and September 30 of each year, commencing September 30, 1997.

          Principal of and interest on the New Notes will be payable at the corporate trust office of the Trustee in Minneapolis, Minnesota, and the New Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for that purpose in Herndon, Virginia; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Security Register.

          The New Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Ranking

          The indebtedness evidenced by the Old Notes is, and the New Notes will be, unsecured, general obligations of the Company, subordinated in right of payment, as set forth in the Purchase Agreement and the Indenture, respectively, to the prior payment of all present and future Senior Indebtedness of the Company, whether outstanding on the date of issuance or thereafter incurred.

          All Indebtedness of the Company that is Senior Indebtedness will rank senior to the Notes and all Indebtedness of the Company that is Subordinated Indebtedness will rank junior to the Notes in accordance with the provisions of the Purchase Agreement and the Indenture. The Old Notes and the New Notes will rank in parity with each other.

          In the event that the Company defaults in the payment of any principal of or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for repayment or by declaration of acceleration or otherwise, then, upon written notice of such default to the Company by the holders of Senior Indebtedness or any trustee therefor or representative thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) shall be made or agreed to be made on account of the principal of or interest on any of the Notes, or in respect of any prepayment, retirement, purchase or other acquisition of any of the Notes. In the event of:

                 (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to the Company, its creditors or its property,

                 (ii) any proceeding for the liquidation, dissolution or other winding up of the Company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,

                 (iii) any assignment by the Company for the benefit of creditors, or

                 (iv) any other marshalling of the assets of the Company, all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made to any holder of any of the Notes on account thereof. Any payment or distribution, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Purchasing Agreement and the Indenture with respect to the indebtedness evidenced by the Notes, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for such subordination provisions) be payable or deliverable in respect of the Notes shall be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereof accruing after the commencement of any such proceedings) shall have been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the Holders of the Notes shall be entitled to be paid from the remaining assets of the Company the amounts at the time due and owing on account of unpaid principal of and interest on the Notes and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or any obligations of the Company ranking junior to the Notes and such other obligations.

     Senior Indebtedness shall not be deemed to have been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding. Upon the payment in full of all Senior Indebtedness, the Holders of Notes shall be subrogated to all rights of any holders of Senior Indebtedness to receive any further payments or distributions applicable to the Senior Indebtedness until the indebtedness evidenced by the Notes shall have been paid in full, and such payments or distributions received by such Holders, by reason of such subrogation, of cash, securities or other property which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall, as between the Company and its creditors other than the holders of Senior Indebtedness, on the one hand, and such Holders, on the other hand, be deemed to be a payment by the Company on account of Senior Indebtedness, and not on account of the Notes.

     No provision contained in the Purchase Agreement, the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, and interest on the Notes. The subordination provisions of the Purchase Agreement, the Indenture and the Notes do not prevent the occurrence of any Event of Default under the Purchase Agreement, the Indenture or the Notes or limit the rights of the Trustee or any Holder to pursue any other rights or remedies with respect to the Notes.

     By reason of the subordination provisions contained in the Purchase Agreement and the Indenture, in the event of bankruptcy, liquidation, insolvency or other similar proceedings, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, and creditors of the Company who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Notes.

Certain Covenants

     The Indenture contains covenants including, among others, those set forth below.

 Subordination

     The Company shall cause all future Subordinated Indebtedness to be subordinated to the Notes in the same manner, on the same terms and to the same extent as the Notes are subordinated to Senior Indebtedness pursuant to the Purchase Agreement and the Indenture, and the Company shall include such terms in any agreement, note or instrument evidencing such future Subordinated Indebtedness.

 Stock Repurchase

     Each subsidiary of the Company shall be permitted to, directly or indirectly, repurchase, redeem, retire or otherwise acquire for value any of its shares of capital stock of any class or any warrants, rights, options to purchase or acquire any shares of its capital stock.

 Limitations on Senior Indebtedness

     The Company agrees that Senior Indebtedness shall not exceed $50.0 million.

 Limitation on Dividends, Distributions and Certain Transactions

     The Company shall not declare or pay any dividend or make any distribution on or in respect of any of its capital stock or to its stockholders (other than dividends or distributions payable solely in its capital stock) or purchase, redeem or otherwise acquire or retire for value any capital stock or any warrants, rights or options (including any securities convertible into or exercisable or exchangeable for such capital stock, but not including the Notes or the warrants) of the Company or any subsidiary of the Company, provided, however, that unless a default or an Event of Default (as defined herein) has occurred and is continuing, such provisions shall not prevent (i) the retirement of any shares of the Company's capital stock by exchange for, or out of the proceeds of, the substantially concurrent sale of other shares of its capital stock, (ii) the purchase, redemption, retirement or other acquisition for value, at any time, of the Common Stock using $25.0 million in cash and up to 650,000 shares of Common Stock using shares of common stock of World Airways of which the Company is the beneficial owner or (iii) any prepayment of the Notes pursuant to the terms thereof; provided, further, that such provisions shall not prevent the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment complied with the provisions of this limitation on dividends. The Company shall also be able to repurchase, redeem, retire or otherwise acquire for value up to $5.0 million of additional shares of Common Stock for every $15.0 million increase in Asset Value at such time compared to such Asset Value as of September 12, 1996.
"Asset Value" is defined in the Indenture to mean (A) the market value of the common stock of World Airways beneficially owned by the Company, the InteliData Common Stock beneficially owned by the Company, the common stock of any other Subsidiary of the Company beneficially owned by the Company which is listed on an exchange or quoted on the Nasdaq National Market, and the Common Stock, in each case measured based on the monthly closing prices of each of the common stocks as listed on the New York Stock Exchange or the Nasdaq National Market, as the case may be, plus (B) the value of all other tangible assets of the Company calculated in accordance with GAAP consistently applied, measured based on the value of such assets as of the applicable date of calculation. As of September 12, 1996, the Asset Value was approximately $185.7 million.

Optional Prepayment

     The Notes may be repaid at the election of the Company, in whole or from time to time in part (in units of at least $250,000), at par together with accrued interest to the date of prepayment.

Mandatory Prepayment

     If the Asset Value at the end of any fiscal quarter of the Company is less than $70.0 million, then the Company shall prepay 50% of each of the then outstanding Notes within 60 days of the end of such fiscal quarter. If the Asset Value at the end of any fiscal quarter of the Company is less than $50.0 million, then the Company shall prepay all of the then outstanding Notes within 60 days of the end of such fiscal quarter. As of September 12, 1996 and March 31, 1997, the Asset Value was $185.7 million and $105.6 million, respectively.

     If the Company sells any shares of InteliData Common Stock, 20% of the net proceeds (i.e., gross proceeds less direct costs associated with such sales) received by the Company upon such sale will be used to prepay the then outstanding Notes, pro rata, within 30 days.

Sinking Fund Payments

     The Company shall prepay pursuant to a sinking fund, and there shall become due and payable 20% of the outstanding principal amount of each of the then outstanding Notes, or such lesser amount as would constitute payment in full of the then outstanding Notes on such date, on September 30, 1998 and September 30, 1999. No premium shall be payable in connection with any such sinking fund payment.

     The Company (i) may deliver outstanding New Notes (other than any previously called for prepayment or any sinking fund payment) and (ii) may apply as a credit New Notes that have been prepaid at the election of the Company pursuant to the terms of such New Notes, in satisfaction of all or any part of any sinking fund payment with respect to the New Notes required to be made; provided that such New Notes have not been previously so credited. Such New Notes shall be received and credited for such purpose by the Trustee for prepayment through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

Consolidation

     The Company shall not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, and the Company shall not permit any person to consolidate with or merge into the Company, unless (i) in case the Company shall consolidate with or merge into another person or convey, transfer or lease its properties and assets substantially as an entirety to any person, the person formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation, partnership or trust, shall be organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, the due and punctual payment of the principal of and interest on all the Notes and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

Commission Reports

     Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission and provide the Trustee and Holders of the Notes with such annual reports and such information, documents and other reports as may be required by the Trust Indenture Act, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under the Trust Indenture Act.

Events of Default

     The following events will be defined as "Events of Default" in the
Indenture:

     (i) default shall occur in the payment of interest on any New Note when the same shall have become due and such default shall continue for more than 10 calendar days; or (ii) default shall occur in the making of any required prepayment on any of the New Notes as provided in Section 1102 of the Indenture or sinking fund payment as provided in Section 1201 of the Indenture or in the making of any other payment of the principal of any New Notes at their stated maturity; or (iii) default shall be made in the payment of the principal of or interest or premium on Indebtedness of the Company and its subsidiaries aggregating in excess of $5.0 million, as and when the same shall become due and payable by the lapse of time, by declaration of acceleration, by call for redemption or otherwise, and such default shall continue beyond the period of grace, if any, allowed with respect thereto unless such default is being contested in good faith by appropriate actions or proceedings; or (iv) default shall occur in the observance or performance of any other covenant of the Indenture which is not remedied within 30 calendar days after the Company has received written notice thereof; or (v) any representation or warranty made by the Company in the Indenture, or made by the Company in any statement or certificate furnished by the Company in connection with the consummation of the issuance and delivery of the New Notes or furnished by the Company pursuant thereto, is untrue in any material respect as of the date of the issuance or making thereof; or (vi) any judgment, writ or warrant of attachment or any similar process in an aggregate amount in excess of $5.0 million shall be entered or filed against the Company or any subsidiary of the Company or against any property or assets of either and remain unpaid, unvacated, unbonded or unstayed (through appeal or otherwise) for a period of 60 days after the date of entry or filing thereof; or (vii) the Company or any subsidiary of the Company shall: (A) generally not pay its debts as they become due or admit in writing its inability to pay its debts generally as they become due; (B) file a petition in bankruptcy or for reorganization or for the adoption of an arrangement under the Federal Bankruptcy Code, or any similar applicable bankruptcy or insolvency law, as now or in the future amended (herein collectively called "Bankruptcy Laws"), or an answer or other pleading admitting or failing to deny the material allegations of such a petition or seeking, consenting to or acquiescing in relief provided for under the Bankruptcy Laws; (C) make an assignment of all or a substantial part of its property for the benefit of its creditors; (D) seek or consent to or acquiesce in the appointment of a receiver, liquidator, custodian or trustee of it or for all or a substantial part of its property; (E) be subject to the entry of a court order, which shall not be vacated, set aside or stayed within 45 days from the date of entry, appointing a receiver, liquidator, custodian or trustee of it or for all or a substantial part of its property; (F) be subject to the institution against it of bankruptcy, reorganization, arrangement or insolvency proceedings, or other proceedings pursuant to the Bankruptcy Laws or any other proceedings for judicial modification or alteration of the rights of creditors, which proceedings are not dismissed within 60 days after such institution or which otherwise result in the Company or such subsidiary being finally adjudicated a bankrupt or insolvent; or (G) be subject to the assumption of custody or sequestration by a court of competent jurisdiction of all or a substantial part of its property, which custody or sequestration shall not be suspended or terminated within 60 days from its inception.

     When any Event of Default described in clause (i) or (ii) above has occurred and is continuing, any Holder of any New Note may, and when any Event of Default described in clauses (iii) through (vi) above, both inclusive, has occurred and is continuing, the Holder or Holders of a majority in aggregate principal amount of the New Notes at the time outstanding may, by notice in writing, declare the entire principal and all interest accrued on all New Notes to be due and payable. When any Event of Default described in paragraph (vii) has occurred and is continuing, all of the New Notes, and all interest accrued thereon, shall automatically become due and payable. Upon the New Notes becoming due and payable as a result of any Event of Default, the Company will pay to the Holders of the New Notes the entire principal of, and interest accrued on, the New Notes. The Company has further agreed to pay to the Holder or Holders of the New Notes all costs and expenses incurred by them in the collection or enforcement of any New Notes upon any such default hereunder or thereon, including reasonable attorneys' fees.

     If the principal of and accrued interest on all or any outstanding New Notes have been declared immediately due and payable by reason of any Event of Default, the Holders of a majority in aggregate principal amount of the New

Notes then outstanding may within 90 days of the New Notes becoming due and payable, by written instrument filed with the Company, rescind and annul such declaration and the consequences thereof, provided that at the time such declaration is annulled and rescinded: (i) no judgment or decree has been entered for the payment of any monies due pursuant to the New Notes or the Indenture; (ii) all arrears of interest upon all the New Notes and all other sums payable under the New Notes and under the Indenture shall have been duly paid; and (iii) each and every default and Event of Default shall have been made good, cured or waived pursuant to Section 513 of the Indenture.

     The Holders of at least a majority in principal amount of the then outstanding New Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the New Notes, provided that: (i) such direction shall not be in conflict with any rule of law or with the Indenture, expose the Trustee to personal liability or be unduly prejudicial to holders not joining therein, and (ii) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction. The Holders of not less than a majority in principal amount of the then outstanding New Notes may on behalf of the Holders of all the New Notes waive any past default hereunder with respect to such securities and its consequences, except a default:

      (A) in the payment of the principal of or interest on any New Note, or

      (B) in respect of a covenant or provision which under Article Nine of the Indenture cannot be modified or amended without the consent of the Holder of each outstanding New Note affected.

     No Holder of any New Note shall have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless: (i) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the New Notes; (ii) the holders of not less than 25% in principal amount of the then outstanding New Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder; (iii) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request; (iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and (v) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the then outstanding New Notes; it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under the Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

     In case of any judicial proceeding relative to the Company (or any other obligor upon the New Notes), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to file and prove a claim for the whole amount of principal and interest owing and unpaid in respect of the New Notes and to file such other papers or documents as may be necessary or advisable in order to have claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements, and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is authorized pursuant to the Indenture by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under

Section 607 of the Indenture. The Indenture also requires certain officers of the Company to certify, within 30 days after the end of each fiscal quarter, that Senior Indebtedness did not exceed $50.0 million and that no mandatory prepayment of the Notes is required.

     No provision of the Indenture authorizes the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the New Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and may be a member of the creditors' committee.

     The Indenture will require certain officers of the Company to certify, within 120 days after the end of each fiscal year, that a review of the activities of the Company during such year and of the Company's performance under the Indenture has been made under such officer's supervision and whether such officer knows of any defaults by the Company under the Indenture throughout such year or, if there has been such a default, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding New Notes; provided that no such modification or amendment may, without the consent of each Holder of the New Notes affected thereby, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any New Note, or reduce the principal amount thereof or the rate of interest thereon upon the prepayment thereof, or change the method of determination of interest thereon, or change any provisions with respect to prepayments pursuant to Article Eleven of the Indenture or sinking fund payments pursuant to Article Twelve of the Indenture, or change any place of payment where, or the coin or currency in which, any Note or the interest thereon is payable or impair the right to institute suit for the enforcement of any such payment or the provisions of this Indenture with respect to the subordination of the Securities, in a manner adverse to the Holders of the New Notes, or (ii) reduce the percentage in principal amount of the then outstanding New Note, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults hereunder and their consequences) provided for in the Indenture, or
(iii) modify any of the provisions of Section 902, Section 513 or Section 1008 of the Indenture, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding New Note affected thereby.

Regarding the Trustee

     Norwest Bank Minnesota, National Association is the Trustee under the Indenture and is also the Exchange Agent in the Exchange Offer.

Denomination

     Old Notes initially sold to institutional "accredited investors" were issued only in fully registered definitive form without coupons, in denominations of $1,000 of principal amount and integral multiples of $1,000 in excess thereof. New Notes may be issued only in fully registered definitive form without coupons, in denominations of $1,000 and integral multiplies thereof.

Governing Law

     The Indenture provides that it and the New Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Registration Rights

     The Company is a party to the Purchase Agreement with the initial purchasers of the Old Notes, pursuant to which the Company has agreed, for the benefit of the holders of the Old Notes to file, at its cost, a registration statement with the Commission with respect to registration of the Old Notes under the Securities Act and to use its best efforts, to have such registration statement declared effective, which registration will be effected through the Exchange Offer. In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or under certain other circumstances, the Company has agreed to file, at its cost, a shelf registration statement with the Commission under the Securities Act and to use its reasonable best efforts to cause such shelf registration statement to become effective with respect to resales of the Old Notes. The Company shall, in the event of such a shelf registration, provide to each holder copies of a prospectus, notify each holder when the shelf registration statement for the Old Notes has become effective and take certain other actions as are required to permit resales of the Old Notes.

     In the event the Exchange Offer is consummated, the Company will not be required under the Purchase Agreement to file a shelf registration statement to register any outstanding Old Notes. The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged New Notes for all outstanding Old Notes pursuant to the Exchange Offer or (ii) the Company having exchanged, pursuant to the Exchange Offer, New Notes for all Old Notes that have been tendered and not withdrawn on the Expiration Date. In such event, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act.

     Interest on each New Note will accrue from March 31, 1997 or from the most recent interest payment date to which interest was paid on the Old Note surrendered in exchange therefor or on the New Note, as the case may be. The New Notes will bear interest at the original interest rate borne by the Old Notes.

     The summary herein of certain provisions of the Purchase Agreement and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Purchase Agreement and the Indenture.

                CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain material United States federal income tax consequences of the ownership and disposition of the Notes based upon the opinion of Hunton & Williams, tax counsel to the Company. This summary deals only with Notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), by holders ("Holders") that for United States federal income tax purposes are (i) citizens or residents of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. Thus, the following does not address any tax consequences that apply specifically to nonresident aliens or foreign entities. Moreover, it does not discuss all of the tax consequences that may be relevant to a Holder in light of his particular circumstances or to Holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, individual retirement and certain tax deferred accounts, and persons who engage in a straddle or a hedge relating to a Note. The following also assumes that a Holder will not make an election to treat all interest on a Note as original issue discount pursuant to pertinent Treasury Regulations. This summary is based on existing laws, existing and proposed regulations, and applicable judicial and administrative determinations, all of which are subject to change at any time, and any such changes may be retroactively applied in a manner that could adversely affect Holders.

Exchange Offer

     For United States federal income tax purposes, the Exchange will be disregarded and each New Note will be treated as a continuation of the corresponding Old Note. Accordingly, Holders will not recognize gain or loss upon the Exchange.

Interest on the Notes

     Interest on a Note generally will be taxable to a Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder's method of accounting for federal income tax purposes. In addition, special rules governing the treatment of original issue discount will apply to the Notes, as described below, and consequently Holders of Notes will be taxed on additional income as such discount accrues.

Original Issue Discount

     The Old Notes were issued, and the New Notes (as a continuation of the Old Notes) will be treated as issued, with original issue discount ("OID") within the meaning of Section 1273 of the Code because a portion of the issue price of the Old Notes and Warrants must be allocated to Warrants, causing the issue price of an Old Note to be less than its principal amount. The Company has determined that, for each $1,000 principal amount of the Old Notes, $34.65 of the total issue price is allocable to Warrants, and $965.35 is allocable to the Old Notes. That allocation will be binding on each Holder, unless the Holder explicitly discloses that his allocation of issue price between an Old Note and Warrants is different from that allocation. Unless otherwise provided by the Internal Revenue Service, such disclosure must be made on a statement attached to the Holder's timely filed federal income tax return for the taxable year in which the Holder acquired the Old Note.

     The amount of OID on a Note is the excess of the "stated redemption price at maturity" over the "issue price" of the Note. The stated redemption price at maturity of a Note is the total of all payments provided by the Note excluding payments of qualified stated interest. The semiannual interest payments on the Notes are qualified stated interest payments. Thus, the stated redemption price at maturity is the stated principal amount, and the amount of OID is $34.65 per $1,000 of principal amount. Holders of the Notes (including Holders who are cash basis taxpayers) will include OID in income currently as interest as it accrues over the life of the Notes under a formula based upon the semiannual compounding of interest at a rate that provides for a constant yield to maturity, which (based on the Company's allocation of issue price to the Old Notes) is 11.253%. Under this formula, Holders of the Notes generally will have to include in gross income greater amounts of OID in each successive accrual period. As further described below, accrued OID generally must be included in income by subsequent as well as original Holders of the Notes.

     In general, the amount of OID that a Holder of a Note must include in income for a taxable year is the sum of the "daily portions" of OID on the Note for all days during the taxable year that such Holder owns the Note. Such daily portions are determined by allocating to each day in the accrual period a ratable portion of the OID allocable to that accrual period. An accrual period is each successive period that ends on March 31 or September 30. In the case of an initial Holder of an Old Note, the amount of OID on a Note allocable to each accrual period is determined by multiplying the "adjusted issue price" of the Note by its yield to maturity (based on compounding at the close of each accrual period). The adjusted issue price of a Note at the beginning of any accrual period will be the sum of its issue price and the amount of OID allocable to all prior accrual periods, reduced by the amount of any payments (other than payments of qualified stated interest) made with respect to such Note in all prior accrual periods. A subsequent Holder also will be required to include in gross income daily portions of OID with respect to the Note. However, if such a subsequent Holder acquires the Note for an amount greater than the Note's adjusted issue price (i.e., at an acquisition premium), the subsequent Holder's daily portions of OID with respect to the Note will be reduced by an allocable portion of the amount by which the price paid by such Holder (up to the stated principal amount) exceeds the Note's adjusted issue price.

     The Company is to provide annual information statements to certain noncorporate Holders and to the Internal Revenue Service stating the amount of OID determined to have accrued on the Notes. A Holder that acquires a Note at an acquisition premium must independently determine the amount of OID includible in income with respect to such Note.

Sale or Retirement of Notes

     Upon the sale, retirement (including redemption) or other taxable disposition of all or part of a Note, a Holder will recognize gain or loss equal to the difference between the amount realized on such sale, retirement or other disposition and the Holder's adjusted tax basis in the Note or part thereof.
Any recognized gain or loss will be capital gain or loss, except to the extent of any accrued market discount (see "Market Discount" below), and such capital gain or loss will be long-term if the holding period for the Note is more than one year at the time of sale, retirement or other disposition. For these purposes, the amount realized does not include any amount received for accrued interest on a Note, which will be taxable as interest income. A Holder's adjusted tax basis in a Note acquired by purchase will equal the cost of such Note to the Holder, increased by the amount of any accrued OID and market discount included in taxable income by the Holder with respect to such Note and reduced by any amortized Section 171 premium (see "Amortizable Premium" below) and any prior payments (other than payments of qualified stated interest) on the Note to the Holder. The redemption of only part of a Note will require the allocation of the entire note's adjusted tax basis and adjusted issue price between the redeemed part and the part retained by the Holder in order to determine gain or loss and future accruals of OID.

Market Discount

     A secondary market purchaser of a Note at a discount from the adjusted issue price of the Note acquires such Note with "market discount." However, market discount with respect to a Note will be considered to be zero if such market discount is minimal, i.e., less than the product of (A) 0.25% of the adjusted issue price of such Note multiplied by (B) the weighted average maturity of the Note after the date of purchase. Under Section 1276 of the Code, the purchaser of a Note with more than a minimal amount of market discount generally will be required to treat any gain on the sale, exchange, redemption or other disposition of all or part of the Note as ordinary income to the extent of accrued (but not previously taxable) market discount. Market discount generally will accrue ratably during the period from the date of purchase to the maturity date of the Note, unless the Holder irrevocably elects to accrue such market discount on the basis of a constant interest rate.

     Under Section 1277 of the Code, a Holder who has acquired a Note at a market discount generally will be required to defer any interest deductions attributable to any indebtedness incurred or continued to purchase or carry the Note, to the extent such deductions exceed interest and OID income on the Note. Any such deferred interest expense generally will be allowable as a deduction not later than the year in which the related market discount is recognized. As an alternative to the inclusion of market discount in income upon disposition of a Note, a Holder may make an election to include market discount in income as it accrues on all market discount instruments acquired by the Holder during or after the taxable year for which the election is made. In that case, the preceding deferral rule for interest expense will not apply.

Amortizable Premium

     A secondary market purchaser of a Note at a premium over the stated principal amount of the Note (plus accrued interest) generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the maturity date, under a constant yield method that reflects semiannual compounding. Amortized Section 171 premium generally will be treated as an offset to interest income on a Note and not as a separate deduction.

     Section 171 premium does not include any acquisition premium attributable to the portion of a purchase price for a Note that exceeds the adjusted issue price but not the stated principal amount of such Note. As described above under "Original Issue Discount," such an acquisition premium reduces the amount of OID includible in the income of the Holder.

Backup Withholding

     A Holder may be subject to "backup withholding" under certain circumstances. Backup withholding applies to a Holder if the Holder, among other things, (i) fails to furnish his social security number or other taxpayer identification number ("TIN") to the payor responsible for backup withholding (for example, the Holder's securities broker), (ii) furnishes such payor an incorrect TIN, (iii) fails to provide such payor with a certified statement, signed under penalties of perjury, that the TIN provided to the payor is correct and that the Holder is not subject to backup withholding, or (iv) fails to report properly interest and dividends on his tax return. Backup withholding, however, does not apply to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. The backup withholding rate is 31% of "reportable payments," which generally will include interest payments and principal payments on the Notes.

     The federal income tax discussion set forth above may not be applicable to a Holder, depending upon a Holder's particular situation, and therefore each Holder should consult his tax advisor with respect to the tax consequences of the ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax law.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 90 days from the date of this Prospectus, or shorter period as will terminate when all Old Notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for New Notes and resold by such broker-dealers.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 90 days from the date of this Prospectus, or such shorter period as will terminate when all Old Notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for New Notes and resold by such broker-dealers, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

                             VALIDITY OF NEW NOTES

     The validity of the New Notes will be passed upon for the Company by Hunton & Williams, Richmond, Virginia. In rendering its opinion on the validity of the New Notes, Hunton & Williams will express no opinion as to Federal or state laws relating to fraudulent transfers. Certain of the tax consequences of the Exchange Offer will be passed upon by Hunton & Williams, Richmond, Virginia, as tax counsel to the Company.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in common stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1996, and the related financial statement schedules, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1996 consolidated financial statements states that their opinion, insofar as it relates to the amounts included for InteliData Technologies Corporation, is based solely on the report of other auditors. The consolidated financial statements of InteliData Technologies Corporation as of December 31, 1996, and for the year then ended, included in WorldCorp's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein and in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     WorldCorp, Inc., a Delaware corporation (the "Company"), is empowered by Section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director or officer of WorldCorp. The statute provides that such indemnification is not exclusive of other rights or indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Certificate of Incorporation and Bylaws of WorldCorp provide that WorldCorp shall indemnify its directors and officers to the full extent permitted by the Delaware General Corporation Law.

     WorldCorp is also empowered by Section 102(b) of the Delaware General Corporation Law to include a provision in its Certificate of Incorporation that limits a director's liability to WorldCorp or its stockholders for monetary damages for breaches of his or her fiduciary duty except for (i) a breach of the director's duty of loyalty to WorldCorp or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) improper dividend payments, stock repurchases or redemptions; and (iv) any transaction from which the director derived an improper personal benefit. Article 10 of WorldCorp's Certificate of Incorporation includes such a provision.

     Policies of insurance are maintained by the Company under which directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Company.

     The Company has entered into indemnification agreements with its officers and directors that indemnify such officers and directors to the full extent permitted by law against all expenses, judgments, fines or settlement amounts incurred or paid by them in any action or proceeding, including any action by or in the right of the Company on account of their service as a director or officer of the Company.

Item 21.  Exhibits and Financial Statement Schedules.

4.1 Article 10 of the Company's Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4, as amended, (Commission File No. 33-012735) filed on March 19, 1987, and Article VIII of the Company's Bylaws, incorporated by reference to
     Exhibit 3.2 to the Company's Registration Statement on Form S-4, as amended, (Commission File No. 33-012735) filed on March 19, 1987.

4.2 Indenture dated as of September 30, 1996 between the Company and Norwest Bank Minnesota, National Association, as Trustee.*

4.3 Purchase Agreement dated as of September 30, 1996 among the Company and the purchasers named therein.*

5.1  Opinion of Hunton & Williams.

8.1  Tax Opinion of Hunton & Williams.

12.1 Computation of ratio of earnings to fixed charges.

23.1 Consent of KPMG Peat Marwick LLP.

23.2 Consent of Deloitte & Touche LLP.

23.3 Consent of Hunton & Williams (included in Exhibit 5.1).

24.1 Power of Attorney (included on the signature pages of the Registration Statement).

25.1 Statement of Eligibility of Norwest Bank Minnesota, National Association, Trustee.*

99.1 Form of Letter of Transmittal.*

99.2 Form of Notice of Guaranteed Delivery.*

-------
* Previously filed.

Item 22.  Undertakings.

     The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Herndon, Commonwealth of Virginia on June 23, 1997.

                                 WORLDCORP, INC.



                                 By:  /s/ Mark S. Lynch
                                      --------------------------------------
                                      Mark S. Lynch
                                      Vice President and Chief Financial Officer
                                      (Principal Financial Officer and Principal
                                      Accounting Officer)

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 23, 1997. Each of the directors and/or officers of WorldCorp, Inc. whose signature appears below hereby appoints T. Coleman Andrews, III, William F. Gorog and Andrew M. Paalborg as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable WorldCorp, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.


          Signature                                  Title
          ---------                                  -----

/s/ Walter M. Fiederowicz            Chief Executive Officer and President
-----------------------------------  (Principal Executive Officer)
Walter M. Fiederowicz

           *                         Director and Chairman of the Board
-----------------------------------
T. Coleman Andrews, III

           *                         Vice President and Chief Financial Officer
-----------------------------------  (Principal Financial Officer and Principal
Mark S. Lynch                        Accounting Officer)


           *                         Director
-----------------------------------
Gideon Argov


           *                         Director
-----------------------------------
John C. Backus, Jr.


           *                         Director
-----------------------------------
James E. Colburn


           *                         Director
-----------------------------------
William F. Gray


           *                         Director
-----------------------------------
Patrick F. Graham


* By:  /s/ Andrew M. Paalborg
       --------------------------
       Andrew M. Paalborg
       As Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit No.                       Description
-----------                       -----------
5.1  Opinion of Hunton & Williams.

8.1  Tax Opinion of Hunton & Williams.

12.1 Computation of ratio of earnings to fixed charges.

23.1 Consent of KPMG Peat Marwick LLP.

23.2 Consent of Deloitte & Touche LLP.

23.3 Consent of Hunton & Williams (included in Exhibit 5.1).

24.1 Power of Attorney (included on the signature pages of the Registration
Statement).